



ESCALON

2004 Annual Report

ESCALON MEDICAL CORP.

LETTER TO SHAREHOLDERS

As I look back over the last several years, Escalon Medical has made major strides strategically, operationally, and financially. We set out to strengthen our franchise, put financial disciplines in place, maximize our return on investment, drive free cash flow and support continued innovation. As we began the year, Escalon Medical was structured around three core divisions, Sonomed, Vascular, and Medical/Trek. We have strengthened these businesses through cost-cutting initiatives and by selectively investing in research driven new product initiatives, international expansion and marketing support. In fiscal 2004, we saw the fruits of our efforts with another year of record revenues and net income.

Solid performance has enabled us to make excellent strides improving our balance sheet, using free cash flow to further reduce debt. Our improved financial soundness and stock price appreciation also helped us to raise over $9.8 million of equity through a private financing, making us even stronger financially and better positioned to achieve our goal of sustainable long term growth. This also provided us with the ability to pursue niche acquisitions and, in July 2004, we acquired Drew Scientific. Drew will approximately double the size of our company and will further diversify our product portfolio and add an important new vehicle for growth.

Fiscal 2004 — Another Record Year

Our strategic initiatives and solid operational performance fueled our record results. Net revenue for fiscal 2004 increased 10.1% to $14.7 million compared to $13.4 million in fiscal 2003. Product revenue increased 10.3% during the year to $12.3 million. For fiscal 2004, revenue from Sonomed increased 17.0% to $7.6 million and revenue in the Vascular division increased 10.7% to $3.1 million. Product revenue in our Medical/Trek division declined 3.6% to $1.4 million. Other revenue, which is included in the Medical/Trek business unit, was $2.4 million. This includes royalties from Bausch & Lomb in connection with their sale of Silicone Oil, as well as royalty payments related to the licensing of our intellectual laser properties.

Our gross margin was 55.7% of product revenue in fiscal 2004 compared to 56.3% in the year ago period. The slight decline was primarily related to a higher percentage of international sales at Sonomed and cost increases in the Vascular business. Marketing, general and administrative expenses declined as a percent of sales to 35.4% from 37.7% in fiscal 2003, due primarily to a reduction in management staff. Research and development spending, which is targeted at market specific niche products, was relatively unchanged at $776,496.


Core Businesses are Stable and Growing
(In millions)
20
15
10
5
0
2000
2001
2002
2003
2004
Product Revenue
Other Revenue

Net income for fiscal 2004 increased 60.1% to a record $2.7 million, or $0.64 per diluted share, compared to net income of $1.7 million, or $0.48 per diluted share, for the year ended June 30, 2003. In fiscal 2004, income from operations was over $3.2 million. When combined with the $9.8 raised from our private equity financing in March 2004 and cash generated from the exercise of options, we ended the year with $12.6 million in cash and saw shareholders' equity increase by 162% to $23.5 million. We also paid down over $2.3 million in debt, putting us in a much stronger financial position.

Core Businesses Achieve Operational and Financial Stability

Back in 1998 we set out to build a more diversified business portfolio to better position Escalon Medical for long-term sustainable growth. We sold our rights to Silicone Oil back to Bausch & Lomb and redeployed the capital into higher growth and higher return opportunities. We acquired Sonomed and the Vascular divisions in 2000 and 1999 respectively and since then have worked diligently to cut costs and reinvest in the businesses. We have operated conservatively and have used the improved cash flows primarily to pay down debt, strengthening our balance sheet. Today, both divisions are on solid footing and we are pursuing growth through select investment in product-driven research and development, international expansion and increased marketing support.

We benefited from strong sales of our pachymeter, a device that measures the thickness of the cornea and has become a more widely used piece of equipment for glaucoma screening. During the year we also received FDA marketing clearance for our new B-Scan, the E-Z Scan™, a diagnostic device to help see inside the eye under difficult circumstances, and introduced a new ultrasound bio-microscope, recently trademarked VuMAX. These innovative products round out our portfolio of diagnostic tools, enabling ophthalmologists to have access to both the front and the back of the eye, which is critical given the continued advances in the treatment of ophthalmic disorders. On the strength of our product portfolio, we also continued to pursue international expansion, particularly in Europe and Asia. During fiscal 2004 we began to benefit from the additional sales and marketing resources put in place in Europe. Looking ahead, we believe Asia offers the most significant potential for growth and we are targeting fast growing markets such as China, Taiwan and Korea.

Our Vascular division continues to be driven primarily by domestic sales of our PD Access™ and Smart Needle™ products, which use Doppler ultrasound technology to differentiate between veins and arteries. During the year, we began a focused product launch of our new Doppler Guided Peripheral IV Needle to select institutions in the Philadelphia and Chicago regions. This product offers exciting opportunities to expand beyond the cardiac catheterization labs into oncology, hematology and anesthesia, large market opportunities. We have also increased our Vascular sales force, both in the U.S. and in Europe, and are optimistic that we will achieve a return on this investment.

Our third division, Medical/Trek, is primarily an original equipment manufacturer and distributor of a variety of ophthalmic surgical products. Also included in the Medical/Trek division are royalties from Bausch & Lomb's sale of Silicone Oil and royalty payments related to the licensing of our intellectual laser technologies. Fiscal 2005 will be the last year we receive royalty revenue from Bausch & Lomb under our contractual agreement. As a result, revenue from the Medical/Trek division will likely decline over the near term.

Drew Scientific Adds New Vehicle for Growth

Improvements to our balance sheet over the last several years gave us the financial flexibility and the ability to more aggressively pursue diversification of our business portfolio. In July, we acquired the majority of the shares of Drew Scientific Group PLC through a tender offer. Drew provides instrumentation and consumables for the diagnosis and monitoring of medical disorders in the areas of diabetes, cardiovascular diseases and hematology, as well as veterinary hematology and blood chemistry. The acquisition approximately doubles our product revenue base and will add a new vehicle for growth. While Drew has historically lost money, with appropriate capitalization we believe we can add value and grow the business. Our key goal will be to reinvest in their products to reestablish their market position. While we do expect some cost savings due to the combination of two public company entities and will look for efficiencies in manufacturing and sales, we also are investigating opportunities for some of Escalon's products to be utilized in Drew's veterinary business.

Foundation for Sustainable Growth Strategy is in Place

As I look out to fiscal 2005, we are in a much better position to aggressively purse our goal of sustainable long-term growth. We have strengthened our franchise and today have solid growth opportunities in our Sonomed, Vascular and Drew divisions. Financial discipline and debt reduction remains a top priority. By further reducing debt we will have much more flexibility, both strategically and financially. We plan to use this flexibility to leverage our infrastructure to support continued innovation across our product lines, with the ultimate goals being to maximize our return on investment and drive free cash flow. In addition to focusing on our products, international expansion — particularly in Asia and Europe — and investing in marketing support will also be key growth drivers and we will continue to explore strategic alliances or small niche acquisitions where they make financial sense. With the continued support of our customers, employees as well as the new Drew Scientific employees we are well prepared to meet today's challenges and are committed to capitalizing on the opportunities of tomorrow.

Sincerely,



Richard J. DePiano
Chairman and Chief Executive Officer

October 19, 2004


OCT 27 2004
202

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2004.

☐ **TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transitional period from to .

Commission file number 0-20127

ESCALON MEDICAL CORP.

(Exact name of Registrant as specified in its charter)

Pennsylvania	**33-0272839**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

575 East Swedesford Road, Suite 100, Wayne, PA 19087
(Address of principal executive offices, including zip code)

(610) 688-6830
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $0.001 per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the last 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

At December 31, 2003, the aggregate market value of the shares of Common Stock held by the Registrant's nonaffiliates was approximately $22,835,416 (based upon the last sales price of Common Stock on the Nasdaq SmallCap Market on such date).

At September 20, 2004, 5,915,008 shares of Common Stock were outstanding.

Documents Incorporated by Reference

Registrant's proxy statement to be filed in connection with its 2004 Annual Meeting of Shareholders incorporated by reference in Part III, Items 10, 11, 12, 13 and 14.

ESCALON MEDICAL CORP.

ANNUAL REPORT ON FORM 10-K
For The Fiscal Year Ended June 30, 2004

TABLE OF CONTENTS

PART I

Item 1. *Business*

Company Overview

Escalon Medical Corp. ("Escalon" or the "Company") was incorporated in California in 1987 as Intelligent Surgical Lasers, Inc. The Company's present name was adopted in August 1996. Escalon reincorporated in Delaware in November 1999, and then reincorporated in Pennsylvania in November 2001. Within this document, the "Company" collectively shall mean Escalon and its wholly owned subsidiaries: Sonomed, Inc. ("Sonomed"), Sonomed EMS, Srl. ("Sonomed EMS"), Escalon Vascular Access, Inc. ("Vascular"), Escalon Digital Vision, Inc. ("EMI") and Escalon Pharmaceutical, Inc. ("Pharmaceutical"). The Company operates in the healthcare market, specializing in the development, manufacture, marketing and distribution of ophthalmic medical devices, pharmaceuticals and vascular access devices. The Company and its products are subject to regulation and inspection by the United States Food and Drug Administration ("FDA"). The FDA requires extensive testing of new products prior to sale and has jurisdiction over the safety, efficacy and manufacturing of products, as well as product labeling and marketing. The Company's Internet address is www.escalonmed.com.

In February 1996, the Company acquired substantially all of the assets and certain liabilities of Escalon Ophthalmics, Inc. ("EOI"), a developer and distributor of ophthalmic surgical products. Prior to this acquisition, the Company devoted substantially all of its resources to the research and development of ultrafast laser systems designed for the treatment of ophthalmic disorders. As a result of the EOI acquisition, Escalon changed its market focus and is no longer developing laser technology. In October 1997, the Company licensed its intellectual laser property to Intralase Corp. ("IntraLase"), in return for an equity interest and future royalties on sales of products relating to the laser technology. IntraLase undertook the responsibility for funding and developing the laser technology through to commercialization. IntraLase began selling products related to the laser technology during fiscal 2002. The Company is in dispute with Intralase over royalty payments owed to the Company. See Item 3 — Litigation, for further information.

To further diversify its product portfolio, in January 1999, the Company's Vascular subsidiary acquired the vascular access product line from Endologix, Inc. ("Endologix"), formerly Radiance Medical Systems, Inc. Vascular's products use Doppler technology to aid medical personnel in locating arteries and veins in difficult circumstances. Currently, this product line is concentrated in the cardiac catheterization market. In January 2000, the Company purchased Sonomed, a privately held manufacturer of ophthalmic ultrasound diagnostic equipment. In April 2000, EMI formed a joint venture, Escalon Medical Imaging, LLC with Megavision, Inc. ("Megavision"), a privately held company, to develop and market a camera back for ophthalmic photography. The Company terminated its joint venture with Megavision and commenced operations within its EMI business unit on January 1, 2002.

As of July 23, 2004, Escalon acquired approximately 67% of the outstanding ordinary shares of Drew Scientific Group PLC ("Drew"), a United Kingdom company, pursuant to the Company's exchange offer for all of the outstanding ordinary shares of Drew, and since that date has acquired approximately 92% of the Drew shares. Escalon expects to acquire the remaining outstanding Drew shares pursuant to procedures under United Kingdom laws and regulations within the next fiscal year.

Drew is a diagnostics company specializing in the design, manufacture and distribution of analytical systems for laboratory testing worldwide. Drew is focused on providing instrumentation and consumables for the diagnosis and monitoring of medical disorders in the areas of diabetes, cardiovascular diseases and hematology. In addition, Drew supplies other diagnostic systems, which perform blood component tests. Escalon expects to operate Drew as wholly owned separate business segment.

Sonomed Business

Sonomed develops, manufactures and markets Ultrasound systems for diagnostic or biometric applications in ophthalmology. The systems are of three types: A-Scans, B-Scans and pachymeters.

A-Scans

The A-Scan provides information about the internal structure of the eye by sending a beam of ultrasound along a fixed axis through the eye and displaying the various echoes reflected from the surfaces intersected by the beam. The principal echoes occur at the cornea, both surfaces of the lens and the retina. The system displays the position and magnitudes of the echoes on an electronic display. The A-Scan also includes software for measuring distances within the eye. This information is primarily used to calculate lens power for implants.

B-Scans

The B-Scan is primarily a diagnostic tool, which supplies information to physicians where the media within the eye are cloudy or opaque. Whereas physicians normally use light, which cannot pass through such media, the ultrasound beam is capable of passing through the opacity and displaying an image of the internal structures of the eye. Unlike the A-Scan, the B-Scan transducer is not in a fixed position; it swings through a 60 degree sector to provide a two dimensional image of the eye.

Pachymeters

The pachymeter uses the same principles as the A-Scan, but the system is tailored to measure the thickness of the cornea. With the advent of refractive surgery (where the cornea is actually cut and reshaped) this measurement has become critical. Surgeons must know the precise thickness of the cornea so as to set the blade to make a cut of approximately 20% of the thickness of the cornea.

Vascular Business

Vascular develops, manufactures and markets vascular access products. These products are Doppler-guided vascular access assemblies used to locate desired vessels for access. Primary specialty groups that use the device are cardiac catheterization labs and interventional radiology. The Company's vascular products include the PD Access™ and SmartNeedle™ lines of monitors, Doppler-guided bare needles and Doppler-guided infusion needles.

PD Access™ and Smartneedle™ Monitors, needles and catheter

Products

These patented devices detect blood flow using Doppler ultrasound technology and differentiate between a venous and arterial vessel. The devices utilize a miniature Doppler ultrasound probe that is positioned within the lumen of a vascular access needle. When a Doppler-guided needle pierces the skin of a patient, the probe and monitor can determine if the user is approaching an artery or vein, guiding them to a successful access.

Medical/Trek Business

Medical/Trek develops, manufactures and distributes ophthalmic surgical products under the Escalon Medical Corp. and/or Trek Medical Products names. Vitreoretinal ophthalmic surgeons primarily utilize the products. The following is a summary of the business's key product lines:

Adatosil® 5000 Silicone Oil ("Silicone Oil")

Silicone Oil is a specialty product used in worst-case detached retina surgery as a mechanical aid in the reattachment procedure. The Company distributed Silicone Oil until August 13, 1999, at which time the license and distribution rights for the product were sold to Bausch & Lomb Surgical, Inc. The license and distribution rights were sold for $2.1 million and additional cash consideration based on future sales to be received through August 2005 (See Note 10 of the Notes to Consolidated Financial Statements for additional details).

Ispan Intraocular Gases

The Company distributes two intraocular gas products, C(3)F(8) and SF(6), which are used by vitreoretinal surgeons as a temporary tamponade in detached retina surgery. Under a non-exclusive distribution agreement with Scott Medical Products ("Scott"), Escalon distributes packages of Scott gases in canisters containing 25 grams or less of gas. Along with the intraocular gases, the Company manufactures and distributes a patented disposable universal gas kit, which delivers the gas from the canister to the patient.

Viscous Fluid Transfer Systems

Escalon markets viscous fluid transfer systems and related disposable syringe products, which aid surgeons in the process of injecting and extracting Silicone Oil. Adjustable pressures and vacuums provided by the equipment allow surgeons to manipulate the flow of Silicone Oil during surgery.

Fiber Optic Light Sources

Light source and fiber optic products are widely used by vitreoretinal surgeons during surgery. The Company offers surgeons a complete line of light sources along with a variety of fiber optic probes and illuminated tissue manipulators.

EMI Business

EMI markets a CFA (Color/Fluorescein Angiography) digital imaging system, designed specifically for ophthalmology. This diagnostic tool, ideal for use in detecting retinal problems in diabetic and elderly patients, provides a high-resolution image, far superior to conventional film in image quality, processing and capture. The instant image display provides users with the necessary clinical information so laser treatment can be performed while the patient is still in the office.

CFA Camera Back

The images furnished by the CFA camera system provide a very high level of detail. The camera back is being marketed to medical institutions, educational institutions and ophthalmologists for the use in connection with the diagnosis of retinal disorders.

Pharmaceutical Business

The Company obtained the license and distribution rights for Povidone-Iodine 2.5% solution from Harbor-UCLA Medical Center. Povidone-Iodine 2.5% solution is a broad-spectrum anti-microbial intended to prevent ophthalmia neonatorum in newborns. The product required further development before achieving FDA approval. Having exhausted all partnering possibilities, during fiscal 2003 the Company decided that further expenditures on this project were not in the shareholders' best interest and the project was abandoned. The decision resulted in the Company's taking a charge of $196,000, which included the write-off of the remaining net book value of the license and distribution rights subject to normal amortization.

Drew Business

Drew is a diagnostics company specializing in the design, manufacture and distribution of analytical systems for laboratory testing worldwide. Drew is focused on providing instrumentation and consumables for the diagnosis and monitoring of medical disorders in the areas of diabetes, cardiovascular diseases and hematology. In addition, Drew supplies other diagnostic systems, which perform blood component tests.

Diabetic Testing

The DS5 instrument, dispenser and associated reagent kit measure long term glucose control in diabetic patients. The system's small size and ease of use make it ideal for main laboratory, clinic or satellite laboratory settings. The Hb-Gold instrument and associated reagent kit provides for the in vitro measurement of certain genetic diseases of the blood. In the United States, this instrument is available for research only.

Hematology

Drew offers a broad array of equipment for use in the field of human and veterinary hematology. Drew's Excell and HC product lines are for use in the field of human hematology, whereas the Hemavet product line is for use in the veterinary field.

Research and Development

Escalon conducts medical device and vascular access product development at its New Berlin, Wisconsin facility located near Milwaukee. The development of ultrasound ophthalmic equipment is performed at the Company's Lake Success, New York facility located on Long Island. The Company sponsored research and development expenditures for the fiscal years ended June 30, 2004, 2003 and 2002 were $776,496, $780,333 and $554,760, respectively.

Manufacturing and Distribution

Escalon leases 13,500 square feet of space in New Berlin, Wisconsin, near Milwaukee, for its surgical products and vascular access operations. The facility is currently used for engineering, product design and development, manufacturing and product assembly. The Company subcontracts component manufacture, assembly and sterilization to various vendors. The New Berlin manufacturing facility includes a class 10,000 clean room. A class 10,000 clean room is a controlled environment for producing devices while avoiding any significant contaminants. The cleanliness provided by the clean room exceeds the requirements of the FDA. All of the Company's ophthalmic surgical products and vascular access products are distributed from its Wisconsin facility. The Company designs, develops and services its ultrasound ophthalmic products at its facility in Lake Success, New York. The Company relocated its New York operations to a new 11,000 facility in September 2004. The Company pursued and achieved ISO9001 certification at both of its manufacturing facilities for all medical and ultrasound devices produced. ISO9001 requires an implemented quality system that applies to product design. These certifications can be obtained only after a complete audit of a company's quality system by an independent outside auditor. These certifications require that these facilities undergo periodic reexamination. European Community ("CE") certification has been obtained for disposable delivery systems, fiber optic light probes, vascular access products and certain ultrasound models. The manufacture, testing and marketing of each of the Company's products entails the risk of product liability. Product liability insurance is carried by Escalon to cover primary risk. Additionally, Drew leases an aggregate of 69,000 square feet of space at its facilities in the United Kingdom, Connecticut and Texas. These sites are currently used for engineering, product design and development, manufacturing and product assembly.

Governmental Regulations

Escalon's products are subject to stringent ongoing regulation by the FDA and similar health authorities, and if the FDA's approvals or clearances of the Company's products are restricted or revoked the Company could face delays that would impair the Company's ability to generate funds from operations.

The FDA and similar health authorities in foreign countries extensively regulate Escalon's activity. The Company must obtain either 510(K) clearances or pre-market approvals and new drug application approvals prior to marketing a product in the United States. Foreign regulation also requires that Escalon obtain other approvals from foreign government agencies prior to the sale of products in those countries. Also, Escalon may be required to obtain FDA clearance or approval before exporting a product or device that has not received FDA marketing clearance or approval.

Escalon has received the necessary FDA clearances and approvals for all products that the Company currently markets. Any restrictions on or revocation of the FDA approvals and clearances that the Company has obtained, however, would prevent the continued marketing of the impacted products and other devices. The restrictions or revocations could result from the discovery of previously unknown problems with the product. Consequently, the FDA revocation would impair the Company's ability to generate funds from operations.

The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of pharmaceutical and medical device equipment and related disposables, including the obligation to adhere the FDA's Good Manufacturing Practice regulations. Compliance with these regulations requires time-consuming detailed validation of manufacturing and quality control processes, FDA periodic inspections and other procedures. If the FDA finds any deficiencies in the validation processes, for example, the FDA may impose restrictions on marketing the specific products until such deficiencies are corrected.

Escalon has received CE approval on several of the Company's products that allows the Company to sell the products in the countries comprising the European community. In addition to the CE mark, however, some foreign countries may require separate individual foreign regulatory clearances. Escalon cannot assure you that the Company will be able to obtain regulatory clearances for other products in the United States or foreign markets.

The process for obtaining regulatory clearances and approvals and underlying clinical studies for any new products or devices and for multiple indications for existing products is lengthy and requires substantial commitments of our financial resources and our management's time and effort. Any delay in obtaining clearances or approvals or any changes in existing regulatory requirements would materially adversely affect the Company's business.

Escalon's failure to comply with the applicable regulations would subject the Company to fines, delays or suspensions of approvals or clearances, seizures or recalls of products, operating restrictions, injunctions or civil or criminal penalties, which would adversely affect the Company's business, financial condition and results of operations.

Marketing and Sales

The Medical/Trek business unit sells its ophthalmic devices and instruments products directly to end users through internal sales and marketing employees located at the Company's Wisconsin facility. Sales are primarily to teaching institutions, key hospitals and eye surgery centers focusing primarily on physicians and operating room personnel performing vitreoretinal surgery. Vascular business unit products are marketed domestically through internal sales and marketing employees located in Pennsylvania, Illinois, California and at its Wisconsin facility, as well as through five independent distributors and sales representatives located in Florida, Missouri, Ohio, Washington and Germany managed by the Company's sales team. The Sonomed product line is sold through internal sales employees located at the Company's New York facility, as well as an independent sales representative in Europe, to a large network of distributors and directly to medical institutions both domestically and abroad. The EMI product line is sold through independent sales representatives. The Drew business unit sells its products through internal sales and marketing employees as well as through a large network of distributors.

Service and Support

Escalon maintains a full-service program for all products sold. Limited warranties are given on all products against defects and performance. Product repairs are made at the Wisconsin facility for surgical devices and vascular access products and EMI devices. Sonomed's products are serviced at the New York facility. Drew's products are serviced at its Connecticut facility.

Third Party Reimbursement

It is expected that physicians and hospitals will purchase the Company's ophthalmic products and that they in turn will bill various third party payers for health care services provided to their patients. These payers include Medicare, Medicaid and private insurers. Government agencies generally reimburse health care providers at a fixed rate based on the procedure performed. Third party payers may deny reimbursement if they determine that a procedure performed using any one of the Company's products was unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication.

Patents, Trademarks and Licenses

The pharmaceutical and medical device communities place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes for the purpose of strengthening the Company's position in the market place and protecting the Company's economic interests. The Company's policy is to protect its technology by aggressively obtaining patent protection for all of its developments and products, both in the United States and in selected countries outside the United States. It is the Company's policy to file for patent protection in those foreign countries in which the Company believes such protection is necessary to protect its economic interests. Twenty-one United States issued patents, and nineteen patents issued abroad cover the Company's surgical products and pharmaceutical technology. With respect to the Company's ultrafast laser technology (licensed to Intralase Corp.), sixteen patents have been issued in the United States and eleven overseas. Vascular access products are covered by eighteen patents, which provide protection in the United States, Europe, Japan and other countries overseas. The Company intends to vigorously defend its patents if the need arises. Drew has approximately sixty patents related to its technology.

While in the aggregate the Company's patents are of material importance to its business taken as a whole, the patents, trademarks and license that are the most critical to the Company's ability to generate revenues are as follows:

- The Escalon trademark is due for renewal on January 19, 2013, and the Company intends to renew the trademark. The Sonomed trademark is due for renewal on April 16, 2006 and the Company intends to renew the trademark.
- In the Vascular business unit, the Company has two patents that are of material importance. The first patent is the apparatus for the cannulation of blood vessels. This patent will expire on February 23, 2011. The second patent is also an apparatus for the cannulation of blood vessels. This patent will expire on January 11, 2009.
- The Company licensed its ultrafast laser systems to Intralase Corp. The material patents will expire between 2008 and 2014. Under the terms of the ultrafast laser systems license, in exchange for the use of the Company's licensed laser patents, Escalon will receive a 2.5% royalty on future product sales that are based on the licensed laser patents, subject to deductions for royalties payable to third parties up to a maximum of 50% of royalties otherwise due and payable to the Company and a 1.5% royalty on product sales that are not based on the licensed laser patents. The Company receives a minimum annual license fee of $15,000 per year during the term of the license that is offset against the royalty payments. The license was dated October 23, 1997, and was amended and restated in October 2000 and expires upon the latest to occur of the following events:

    1. the last to expire of the licensed patents;
    2. ten years from the effective date of the amended and restated agreement; or
    3. the fifth anniversary date of the date of the first commercial sale.

The material termination provisions of the license are as follows:

1. the default in payment of any royalty;
2. the default in the making of any required report;
3. making of any false report;
4. the commission of any material breach of any covenant or promise under the license agreement; or
5. the termination of the license by the licensee at any time after 90 days notice. If the licensee were to terminate it would not be permitted to utilize the licensed technology necessary to manufacture its current products.

The duration of the Company's patents, trademarks and licenses vary through 2020. See Item 3 — Litigation, for further information regarding the licensing of Escalon intellectual property to Intralase.

Competition

There are numerous direct and indirect competitors of the Company in the United States and abroad. These companies include ophthalmic-oriented companies that market a broad portfolio of products including prescription ophthalmic pharmaceuticals, ophthalmic devices, consumer products (such as contact lens cleaning solution) and other eye care products; large integrated pharmaceutical companies that market a limited number of ophthalmic pharmaceuticals in addition to many other pharmaceuticals; and smaller specialty pharmaceutical and biotechnology companies that are engaged in the development and commercialization of prescription ophthalmic pharmaceuticals and products and, to some extent, drug delivery systems. The Company's competitors for medical devices and ophthalmic pharmaceuticals include, but are not limited to, Bausch & Lomb, Inc., Alcon Laboratories, Inc., Paradigm Medical, Inc., Quantel, Inc. and Accutome, Inc.

Several large companies dominate the ophthalmic market, with the balance of the industry being highly fragmented. The Company believes that these large companies capture approximately 85% of the overall ophthalmic market. The balance of the market is comprised of smaller companies ranging from start-up entities to established market players. The ophthalmic market in general is intensely competitive, with each company eager to expand its market share. The Company's strategy is to compete primarily on the basis of technological innovation to which it has proprietary rights. The Company believes, therefore, that its success will depend in large part on protecting its intellectual property through patents and other governmental regulations. The Company recognizes that there are other innovative companies that may develop competitive strategies.

Sonomed designs and manufactures ophthalmic ultrasound products: A-Scans, pachymeters and B-Scans. The A-Scans and pachymeters furnish internal measurements of the eye and B-Scans provide an image of the rear of the eye. The principal competitors are Alcon Laboratories, Quantel, Inc. and Accutome, Inc. Management believes that the Company is in a market leadership position. Sonomed has had a leading presence in the industry for over thirty years. Management believes that this has helped the Company build a reputation as a long-standing operation that provides a quality product, which has enabled the Company to establish effective distribution coverage within the United States market. The Company seeks to preserve its position in the market through continued product enhancement. Various competitors offering similar products at a lower price could threaten Sonomed's market position. The development of laser technologies for ophthalmic biometrics and imaging may also diminish the Company's market position. This equipment can be used instead of ultrasound equipment in most, but not all, patients. Such equipment, however, is more expensive.

The Medical/Trek business sells a broad range of ophthalmic surgical products. The more significant products are ISPAN® gases and delivery systems. Medical/Trek also manufactures various ophthalmic surgical products for major ophthalmic companies to be sold under their name. To remain competitive, the Company needs to maintain a low cost operation. There are numerous other companies that can provide this manufacturing service.

There are a variety of other devices that directly compete with Sonomed's ultrasound products and the camera back marketed by EMI.

The vascular access product line is comprised of disposable devices, and currently it has no direct competition. However, a significantly higher priced non-disposable device that facilitates vascular access is currently being marketed. Vascular produces the only device that can be accommodated within a standard needle for assisting medical practitioners in gaining access to a vessel in the human vascular system. There are no similar devices in the market that enable medical practitioners in gaining access using their normal procedures. The only similar product utilizes a separate ultrasound monitor, but no disposables are utilized. When using the competing device, medical practitioners need to look at the monitor while advancing the needle into the patient. The perceived disadvantage of the Company's vascular product is that its retail price is substantially greater than the cost of a traditional needle.

Human Resources

As of June 30, 2004, the Company employed 63 full-time employees and one part-time employee. Thirty-four of the Company's employees are employed in manufacturing, 15 are employed in general and administrative positions, 10 are employed in sales and marketing and five are employed in research and development. Escalon's employees are not covered by a collective bargaining agreement, and the Company considers its relationship with its employees to be good. As of July 23, 2004, Drew employed approximately 90 employees.

Cautionary Factors That May Affect Future Results

Certain statements contained in, or incorporated by reference in, this Annual Report on Form 10-K, are forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "possible," "protect," "should," "will" and similar words or expressions. The Company's forward-looking statements include certain information relating to general business strategy, growth strategies, financial results, liquidity, product development, the introduction of new products, the potential markets and uses for the Company's products, the Company's regulatory filings with the FDA, the development of joint venture opportunities, the effect of competition on the structure of the markets in which the Company competes and defending the Company in litigation matters. One must carefully consider forward-looking statements and consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by assumptions that fail to materialize as anticipated. Consequently, no forward-looking statement can be guaranteed, and actual results may vary materially. It is not possible to foresee or identify all factors affecting the Company's forward-looking statements, and one therefore should not consider the following list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions. The Company undertakes no obligation to update any forward-looking statement. Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from our forward-looking statements, the most important factors include, without limitation, the following:

The company's products are subject to stringent ongoing regulation by the FDA and similar health authorities, and if the FDA's approvals or clearances of the company's products are restricted or revoked the company could face delays that would impair the company's ability to generate funds from operations.

The FDA and similar health authorities in foreign countries extensively regulate Escalon's activity. The Company must obtain either 510(K) clearances or pre-market approvals and new drug application approvals prior to marketing a product in the United States. Foreign regulation also requires that Escalon obtain other approvals from foreign government agencies prior to the sale of products in those countries. Also, Escalon may be required to obtain FDA approval before exporting a product or device that has not received FDA marketing clearance or approval.

Escalon has received the necessary FDA approvals for all products that the Company currently markets. Any restrictions on or revocation of the FDA approvals and clearances that the Company has obtained, however, would prevent the continued marketing of the impacted products and other devices. The restrictions or revocations could result from the discovery of previously unknown problems with the product. Consequently, the FDA revocation would impair the Company's ability to generate funds from operations.

The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of pharmaceutical and medical device equipment and related disposables, including the obligation to adhere the FDA's Good Manufacturing Practice regulations. Compliance with these regulations requires time-consuming detailed validation of manufacturing and quality control processes, FDA periodic inspections and other procedures. If the FDA finds any deficiencies in the validation processes, for example, the FDA may impose restrictions on marketing the specific products until such deficiencies are corrected.

Escalon has received CE approval on several of the Company's products that allows the Company to sell the products in the countries comprising the European community. In addition to the CE mark, however, some foreign countries may require separate individual foreign regulatory clearances. Escalon cannot assure you that the Company will be able to obtain regulatory clearances for other products in the United States or foreign markets.

The process for obtaining regulatory clearances and approvals and underlying clinical studies for any new products or devices and for multiple indications for existing products is lengthy and will require substantial commitments of Escalon's financial resources and Escalon's management's time and effort. Any delay in obtaining clearances or approvals or any changes in existing regulatory requirements would materially adversely affect the Company's business.

Escalon's failure to comply with the applicable regulations would subject the Company to fines, delays or suspensions of approvals or clearances, seizures or recalls of products, operating restrictions, injunctions or civil or criminal penalties, which would adversely affect the Company's business, financial condition and results of operations.

Failure of the market to accept the Company's products could adversely impact the Company's business and financial condition.

The Company's business and financial condition will depend upon the market acceptance of the Company's products. The Company cannot assure that the Company's products will achieve market acceptance. Market acceptance depends upon a number of factors:

- the price of the products;
- the receipt of regulatory approvals for multiple indications;
- the establishment and demonstration of the clinical safety and efficacy of the Company's products; and
- the advantages of the Company's products over those marketed by the Company's competitors.

Any failure to achieve significant market acceptance of the Company's products will have a material adverse effect on the Company's business.

The success of competitive products could have an adverse effect on the Company's business.

The Company faces intense competition in the medical device and pharmaceutical markets, which are characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Many of the Company's competitors have substantially greater financial, technical, marketing, distribution and other resources. The Company's strategy is to compete primarily on the basis of technological innovation, reliability, quality and price of the Company's products. Without timely introductions of new products and enhancements, the Company's products will become technologically obsolete over time, in which case the Company's revenues and operating results would suffer. The success of the Company's new product offerings will depend on several factors, including the Company's ability to:

- properly identify customer needs;
- innovate and develop new technologies, services and applications;
- establish adequate product distribution coverage;
- obtain and maintain required regulatory approvals from the FDA and other regulatory agencies;
- protect the Company's intellectual property;
- successfully commercialize new technologies in a timely manner;

- manufacture and deliver the Company's products in sufficient volumes on time;
- differentiate the Company's offerings from the offerings of the Company's competitors;
- price the Company's products competitively;
- anticipate competitors' announcements of new products, services or technological innovations; and
- general market and economic conditions.

The Company cannot assure that the Company will be able to compete effectively in this competitive environment.

The Company's products employ proprietary technology, and this technology may infringe on the intellectual property rights of third parties.

The Company holds several United States and foreign patents for the Company's products. Other parties, however, hold patents relating to similar products and technologies. The Company believes that the Company is not infringing on any patents held by others. However, if patents held by others were adjudged valid and interpreted broadly in an adversarial proceeding, the court or agency could deem them to cover one or more aspects of the Company's products or procedures. Any claims for patent infringements or claims by the Company for patent enforcement would consume time, result in costly litigation, divert technical and management personnel or require the Company to develop non-infringing technology or enter into royalty or licensing agreements. The Company cannot be certain that the Company will not be subject to one or more claims for patent infringement, that the Company would prevail in any such action or that the Company's patents will afford protection against competitors with similar technology.

If a court determines that any of the Company's products, including the Company's products used for the cannulation of blood vessels used in the Company's vascular business segment, infringes, directly or indirectly, on a patent in a particular market, the court may enjoin the Company from making, using or selling the product. Furthermore, the Company may be required to pay damages or obtain a royalty-bearing license, if available, on acceptable terms.

The Company will no longer receive revenue from the sale of silicone oil by Bausch & Lomb subsequent to August 13, 2005.

The Company realized 13.18% and 13.90% of its net revenue during the fiscal years ended June 30, 2004 and 2003, respectively, from Bausch & Lomb's sales of Silicone Oil. The Company is entitled to receive this revenue from Bausch & Lomb, in varying amounts, through August 2005. The agreement with Bausch & Lomb, which commenced on August 13, 2000, is structured so that the Company receives consideration from Bausch & Lomb based on its adjusted gross profit from its sales of Silicone Oil on a quarterly basis. The consideration is subject to a factor, which steps down according to the following schedule:

From 8/13/00 to 8/12/01	100%
From 8/13/01 to 8/12/02	82%
From 8/13/02 to 8/12/03	72%
From 8/13/03 to 8/13/04	64%
From 8/13/04 to 8/12/05	45%

The revenue associated with the sale of Silicone Oil by Bausch & Lomb has no associated expenses and consequently provides a gross margin of 100%. Any significant reduction in this revenue can have a significant negative impact on gross margin. Any significant decrease in Silicone Oil revenue received by the Company would have an impact on the Company's financial position, results of operations and cash flows and the Company's stock price could be negatively impacted.

Lack of availability of key system components could result in delays, increased costs or costly redesign of the Company's products.

Although some of the parts and components used to manufacture the Company's products are available from multiple sources, the Company currently purchases most of the Company's components from single sources in an effort to obtain volume discounts. Lack of availability of any of these parts and components could result in production delays, increased costs, or costly redesign of the Company's products. Any loss of availability of an essential component could result in a material adverse change to our business, financial condition and results of operations. Some of the Company's suppliers are also subject to the FDA's Good Manufacturing Practice regulations. Failure of these suppliers to comply with these regulations could result in the delay or limitation of the supply of parts or components to the Company, which would adversely affect the Company's financial condition and results of operations.

The Company's ability to market and sell the Company's products may be adversely affected by limitations on reimbursements by government programs, private insurance plans and other third party payors.

The Company's customers bill various third party payors, including government programs and private insurance plans, for the health care services provided to their patients. Third party payors may reimburse the customer, usually at a fixed rate based on the procedure performed, or may deny reimbursement if they determine that the use of the Company's products was elective, unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication. Third party payors may deny reimbursement notwithstanding FDA approval or clearance of a product and may challenge the prices charged for the medical products and services. The Company's ability to sell the Company's products on a profitable basis may be adversely impacted by denials of reimbursement or limitations on reimbursement, compared with reimbursement available for competitive products and procedures. New legislation that further reduces reimbursements under the capital cost pass-through system utilized in connection with the Medicare program could also adversely affect the marketing of the Company's products.

Future legislation or changes in government programs may adversely affect the market for the Company's products.

In the past several years, the federal government and Congress have made proposals to change aspects of the delivery and financing of health care services. The Company cannot predict what form any future legislation may take or its effect on the Company's business. Legislation that sets price limits and utilization controls may adversely affect the rate growth of ophthalmic and vascular access product markets. If any future health care legislation were to adversely impact those markets, the Company's product marketing could also suffer, which would adversely impact the Company's business.

The Company may become involved in product liability litigation, which may subject the Company to liability and divert management attention.

The testing and marketing of the Company's products for applications in ophthalmology and vascular access, our pharmaceutical products and vascular access products entail an inherent risk of product liability, resulting in claims based upon injuries or alleged injuries associated with a defect in the product's performance. Some of these injuries may not become evident for a number of years. Although the Company is not currently involved in any product liability litigation, the Company may be a party to litigation in the future as a result of an alleged claim. Litigation, regardless of the merits of the claim or outcome, could consume a great deal of the Company's time and money and would divert management time and attention away from the Company's core business. The Company maintains limited product liability insurance coverage of $1,000,000 per occurrence and $2,000,000 in the aggregate, with umbrella policy coverage of up to $5,000,000 in excess of such amounts. A successful product liability claim in excess of any insurance coverage may adversely impact the Company's financial condition and results of operations. The Company cannot assure you that product liability insurance coverage will continue to be available to the Company in the future on reasonable terms or at all.

The Company's international operations could be adversely impacted by changes in laws or policies of foreign governmental agencies and social and economic conditions in the countries in which the Company operates.

The Company derives a portion of its revenues from sales outside the United States. Changes in the laws or policies of governmental agencies, as well as social and economic conditions, in the countries in which the Company operates could affect the Company's business in these countries and the Company's results of operations. Also, economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates, and competitive factors, such as price competition, business combinations of competitors or a decline in industry sales from continued economic weakness, both in the United States and other countries in which the Company conducts business, could adversely affect the Company's results of operations.

The Company is dependent on its management and key personnel to succeed.

The Company's principal executive officers and technical personnel have extensive experience with the Company's products, the Company's research and development efforts, the development of marketing and sales programs and the necessary support services to be provided to the Company's customers. Also, the Company competes with other companies, universities, research entities and other organizations to attract and retain qualified personnel. The loss of the services of any of the Company's executive officers or other technical personnel, or the Company's failure to attract and retain other skilled and experienced personnel, could have a material adverse effect on the Company's ability to manufacture, sell and market the Company's products and the Company's ability to maintain or expand its business.

Any acquisitions, strategic alliances, joint ventures and divestitures that the Company effects could result in financial results that differ from market expectations.

In the normal course of business, the Company engages in discussions with third parties regarding possible acquisitions (such as Drew), strategic alliances, joint ventures and divestitures. As a result of any such transactions, the Company's financial results may differ from the investment community's expectations in a given quarter. In addition, acquisitions and alliances may require the Company to integrate a different Company culture, management team and business infrastructure. The Company may have difficulty developing, manufacturing and marketing the products of a newly acquired company in a way that enhances the performance of the Company's combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, the Company's successful integration of the entity depends on a variety of factors including the retention of key employees and the management of facilities and employees in separate geographical areas. These efforts require varying levels of management resources, which may divert the Company's attention from other business operations. The Company recently acquired 94% of Drew. Drew does not have a history of producing positive operating cash flows and, as a result, at the time of acquisition, was operating under financial constraints and was under-capitalized and is expected to negatively impact the Company's financial results in the short term. If the Company does not realize the expected benefits or synergies of such transactions, the Company's consolidated financial position, results of operations and stock price could be negatively impacted.

The market price of the Company's stock has historically been volatile, and the Company has not paid cash dividends.

The volatility of the Company's Common Stock imposes a greater risk of capital losses on shareholders as compared to less volatile stocks. In addition, such volatility makes it difficult to ascribe a stable valuation to a shareholder's holdings of the Company's Common Stock. The following factors have and may continue to have a significant impact on the market price of the Company's Common Stock:

- announcements of technological innovations;
- changes in marketing, product pricing and sales strategies or new products by the Company's competitors;

- any acquisitions, strategic alliances, joint ventures and divestitures that the Company effects;
- changes in domestic or foreign governmental regulations or regulatory requirements; and
- developments or disputes relating to patent or proprietary rights and public concern as to the safety and efficacy of the procedures for which the Company's products are used.

Moreover, the possibility exists that the stock market, and in particular the securities of technology companies such as the Company, could experience extreme price and volume fluctuations unrelated to operating performance. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.

The Company's results fluctuate from quarter to quarter.

The Company has experienced quarterly fluctuations in operating results and anticipates continued fluctuations in the future. A number of factors contribute to these fluctuations:

- changes in the mix of products sold;
- the timing and expense of new product introductions by the Company or its competitors;
- fluctuations in royalty income;
- announcements of new strategic relationships by the Company or its competitors;
- the cancellation or delays in the purchase of the Company's products;
- the gain or loss of significant customers;
- fluctuations in customer demand for the Company's products; and
- competitive pressures on prices at which the Company can sell its products.

The Company sets its spending levels in advance of each quarter based, in part, on the Company's expectations of product orders and shipments during that quarter. A shortfall in revenue, therefore, in any particular quarter as compared to the Company's plan could have a material adverse effect on the Company's results of operations and cash flows. Also, the Company's quarterly results could fluctuate due to general conditions in the healthcare industry or global economy generally, or market volatility unrelated to the Company's business and operating results.

The impact of terrorism or acts of war could have a material adverse effect on the Company's business.

Terrorist acts or acts of war, whether in the United States or abroad, could cause damage or disruption to the Company's operations, its suppliers, channels to market or customers, or could cause costs to increase, or create political or economic instability, any of which could have a material adverse effect on the Company's business.

The Company's charter documents and Pennsylvania law may inhibit a takeover.

Certain provisions of Pennsylvania law and our Bylaws could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Company's Board of Directors is divided into three classes, with directors in each class elected for three-year terms. The bylaws impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. The Company's Board of Directors may issue shares of preferred stock without shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no current plans to issue any shares of preferred stock.

Item 2. ***Properties***

The Company currently leases an aggregate of approximately 24,300 square feet of space for its (i) corporate offices in Wayne, Pennsylvania, (ii) manufacturing/warehouse facility in New Berlin, Wisconsin and (iii) manufacturing facility in Lake Success, New York. The corporate offices in Pennsylvania cover approximately 3,700 square feet. The Wisconsin lease, covering approximately 13,500 square feet of space expires in April 2007. The New York facility lease, covering approximately 7,100 square feet, expires during fiscal 2005. The Company has signed a lease to a 10,900 square foot facility, also in Lake Success, to which the New York operations will relocate upon termination of the expiring facility lease. Annual rent under all of the Company's lease arrangements was $386,276 for the year ended June 30, 2004.

Drew currently leases and aggregate of 69,000 square feet of space for its (i) administrative office and manufacturing facility in Barrow-on-Furness, United Kingdom, (ii) manufacturing facility in Dallas, Texas and (iii) manufacturing facility in Oxford, Connecticut. The facility in the United Kingdom covers approximately 23,000 square feet and consists of three buildings whose leases expire in August and December 2005 and September 2006. The facility in Texas covering approximately 34,000 square feet; and its lease expires in March 2007. The Connecticut facility consists of two separate areas within the same building. The leases cover approximately 12,000 square feet and expire in January 2007 and 2008.
Annual rent under all of Drew's lease arrangements was approximately $390,000 for the year ended March 31, 2004.

Item 3. ***Legal Proceedings***

On June 10, 2004, Escalon provided notice to Intralase of the Company's intention to terminate the license agreement with Intralase due to deficiencies in the payment of certain royalties that the Company believes are due under the license agreement. On June 21, 2004, Intralase sought a preliminary injunction and a temporary restraining order with the United States District Court for the Central District of California, Southern District against Escalon to prevent the termination of the license agreement with Intralase. The parties subsequently agreed to stipulate to the temporary restraining order to prevent a termination of the license agreement and, on July 6, 2004, as mutually agreed by Intralase and Escalon, the same district court entered a stipulation and order to delay the requested hearing on the preliminary injunction until November 1, 2004. The Company does not believe that the resolution of these matters has had or is likely to have a material adverse effect on the Company's business, financial condition or future results of operations.

Escalon is aware of two lawsuits involving Drew. The first lawsuit involves the principal shareholders of an entity previously acquired by Drew for the collection of unpaid expenses. A counterclaim was filed for breach of intellectual property rights and for breach of the principal shareholders' covenants not to compete. This action was filed in the state courts of Connecticut. The second lawsuit was filed in the state court of Minnesota, but transferred to the Federal District Court of Minnesota. This action was brought by a distributor against an entity previously acquired by Drew claiming a breach of a marketing and distribution agreement. The district court granted in part and denied in part both defendants' Motion for Summary Judgment and Motion to Dismiss. Both parties have appealed the decision. The Company does not believe that the resolution of these matters has had or is likely to have a material adverse effect on the Company's business, financial condition or future results of operations.

Furthermore, Escalon, from time to time is involved in various legal proceedings and disputes that arise in the normal course of business. These matters have included intellectual property disputes, contract disputes, employment disputes and other matters. The Company does not believe that the resolution of any of these matters has had or is likely to have a material adverse effect on the Company's business, financial condition or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

Escalon's Common Stock trades on the Nasdaq SmallCap Market under the symbol "ESMC." The Company's Common Stock has traded on the Nasdaq SmallCap Market since June 7, 2000. The Common Stock previously traded on the Nasdaq National Market. The table below sets forth, for the periods indicated, the high and low sales prices as quoted on the Nasdaq Stock Market.

Fiscal year ended June 30, 2004	High	Low
Quarter ended September 30, 2003	$ 6.60	$3.00
Quarter ended December 31, 2003	$ 8.10	$5.47
Quarter ended March 31, 2004	$23.85	$6.33
Quarter ended June 30, 2004	$27.49	$8.83

Fiscal year ended June 30, 2003	High	Low
Quarter ended September 30, 2002	$ 2.15	$1.35
Quarter ended December 31, 2002	$ 2.06	$1.52
Quarter ended March 31, 2003	$ 2.26	$0.85
Quarter ended June 30, 2003	$ 4.00	$1.82

As of September 14, 2004, there were 6,551 holders of record of the Company's Common Stock. On September 14, 2004, the closing price of Escalon's Common Stock as reported by the Nasdaq SmallCap Stock Market was $13.71 per share.

Escalon has never declared or paid a cash dividend on its Common Stock and presently intends to retain any future earnings to finance future growth and working capital needs. In addition, the Company is party to loan agreements that prohibit Escalon's payment of dividends.

Item 6. *Selected Financial Data*

The following selected financial data are derived from the consolidated financial statements of the Company. The data should be read in conjunction with "Managements Discussion and Analysis of Financial Condition and Results of Operations" included herein in Item 7 and the financial statements and related notes thereto included herein in Item 8.

	For the Years Ended June 30,				
	2004	2003	2002	2001	2000
	(in thousands, except per share amounts)				
Statement of Operations Data:					
Product revenue, net	$12,348	$11,191	$10,293	$9,626	$6,670
Other revenue	2,373	2,175	1,781	2,254	—
Total revenue	14,721	13,366	12,074	11,880	6,670
Costs and expenses:					
Cost of goods sold	5,476	4,896	4,640	4,297	2,874
Research and development	776	780	555	492	984
Marketing, general and administrative	5,206	5,034	5,097	5,430	4,661
Writedown of goodwill, license and distribution rights and patents	—	196	—	—	418
Total costs and expenses	11,458	10,906	10,292	10,219	8,937
Income/(loss) from operations	3,263	2,460	1,782	1,661	(2,267)
Loss from termination of joint venture	—	—	(23)	—	—
Sale of Silicone Oil product line	—	—	—	—	1,864
Equity in gain/(loss) of unconsolidated joint venture	—	—	8	(19)	(33)
Interest income	59	3	2	2	149
Interest expense	(407)	(638)	(791)	(1,052)	(576)
Income/(loss) before taxes	2,915	1,825	978	592	(863)
Income taxes	173	112	—	—	—
Net income/(loss)	$ 2,742	$ 1,713	$ 978	$ 592	$ (863)
Basic net income/(loss) per share	$ 0.70	$ 0.51	$ 0.29	$ 0.18	$(0.27)
Diluted net income/(loss) per share	$ 0.64	$ 0.48	$ 0.29	$ 0.18	$(0.27)
Weighted average shares — basic used in per share computation	3,897	3,365	3,346	3,292	3,242
Weighted average shares — diluted used in per share computation	4,304	3,573	3,360	3,308	3,242

	At June 30,				
	2004	2003	2002	2001	2000
	(in thousands, except per share amounts)				
Balance Sheet Data:					
Cash and cash equivalents	$12,602	$ 298	$ 221	$ 81	$ 177
Working capital/(deficit)	13,966	889	(240)	(3,004)	(3,211)
Total assets	29,457	16,890	16,912	17,798	16,845
Long-term debt, net of current portion	2,396	4,080	5,191	4,502	4,900
Total liabilities	5,996	7,951	9,719	11,691	11,430
Accumulated deficit	(34,585)	(37,326)	(39,039)	(40,018)	(40,610)
Total shareholders' equity	23,461	8,939	7,193	6,107	5,415

Note: No cash dividends were paid in any of the periods presented.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following discussion and analysis should be read together with the consolidated financial statements and notes thereto and other financial information contained elsewhere in this Form 10-K and the discussion under "Cautionary Factors that May Affect Future Results" included in Part I of this Form 10-K.

Escalon operates primarily in four reportable business segments: Sonomed, Vascular, Medical/Trek and EMI. Sonomed develops, manufactures and markets ultrasound systems used for diagnostic or biometric applications in ophthalmology. Vascular develops, manufactures and markets vascular access products. Medical/Trek develops, manufactures and distributes ophthalmic surgical products under the Escalon Medical Corp. and/or Trek Medical Products names. EMI manufactures and markets a digital camera system for ophthalmic fundus photography. For a more complete description of these businesses and their products, see Item 1 — Business.

Executive Overview — Fiscal Years Ended June 30, 2004 and 2003

The following highlights are discussed in further detail within this Form 10-K. The reader is encouraged to read this Form 10-K in its entirety to gain a more complete understanding of factors affecting Company performance and financial condition.

- The Company completed a $10,400,000 million private placement of Common Stock and Common Stock purchase warrants on March 17, 2004. The net proceeds to the Company of $9.8 million have enabled the Company to strengthen its balance sheet and provide additional working capital for general corporate purposes.

- Product revenue, up 10.34% from last year, benefited from increased domestic demand for the Company's pachymeter product as well as increased market penetration in Europe.

- Other revenue, up 9.12% from last year, was received primarily from Bausch & Lomb in connection with the Silicone Oil product line. The contract for this revenue expires in August 2005.

- Operating expenses increased by 2.89% driven primarily by the Company's continuing efforts to strengthen its sales channels domestically and overseas offset by reductions of certain administrative costs.

- Interest expense decreased 36.31% primarily due to reduced debt levels.

Subsequent Event

On July 23, 2004, the Company announced that holders of approximately 67% of the outstanding ordinary shares of Drew accepted the Company's exchange offer for the outstanding shares of Drew. As of September 22, 2004, Escalon had issued 897,886 common shares to Drew shareholders pursuant to the exchange offer for approximately 94% of the outstanding ordinary shares of Drew. Drew, based in the United Kingdom, with additional manufacturing operations in Dallas, Texas and Oxford, Connecticut specializes in the design, manufacture, sale and distribution of analytical systems for laboratory testing worldwide. Drew provides instrumentation and consumables for the diagnosis and monitoring of medical disorders in the areas of diabetes, cardiovascular diseases and hematology, as well as veterinary hematology and blood chemistry.

Results of Operations

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

The following table presents consolidated product revenues by business segment as well as identifying trends in business segment product revenues for the fiscal years ended June 30, 2004 and 2003.

	Fiscal Years Ended June 30,		
	2004	2003	% change
	(in thousands)		
Product revenue:			
Sonomed	$ 7,596	$ 6,495	16.95%
Vascular	3,055	2,761	10.65%
Medical/Trek	1,448	1,502	−3.60%
EMI	249	433	−42.49%
	$12,348	$11,191	10.34%

Product revenue increased $1,157,000, or 10.34%, to $12,348,000 in fiscal 2004 as compared to $11,191,000 in fiscal 2003. Product revenue in the Sonomed business unit increased $1,101,000, or 16.95%, to $7,596,000. The increase is attributed to a $336,000 increase in the domestic market, a $324,000 increase in the Middle East, a $297,000 increase in Europe and a $261,000 increase in Latin America offset by a $93,000 decrease in Asia and the Pacific Rim. The increase in the domestic market primarily relates to increased demand for the Company's pachymeter product. The domestic market for pachymeters expanded due to enhanced techniques in glaucoma screening performed by optometrists. Historically, the typical optometrist has not been a user of the pachymeter. Domestic demand for the pachymeter returned to historic levels in the fourth quarter of fiscal 2004. The increases in the Middle East and Europe are the result of additional sales and marketing resources and management attention to developing these markets whereas the increase in Latin America is a result of recovering economies in South American countries. Product revenue in the Vascular business unit increased $294,000, or 10.65%, to $3,055,000. The increase primarily relates to increased usage in the domestic marketplace. Product revenue in the Medical/Trek business unit decreased $54,000, or 3.60%, to $1,448,000. The decrease primarily relates to decreased market demand for Medical/Trek's products. Product revenue in the EMI business unit decreased $184,000, or 42.49%, to $249,000.

Other revenue, which is included in the Medical/Trek business unit, increased $198,000, or 9.10%, to $2,373,000 in fiscal 2004 as compared to $2,175,000 in fiscal 2003. The increase relates to both a $116,000 increase in royalty payments received from Intralase related to the licensing of the Company's intellectual laser technology and a $83,000 increase in revenue received from Bausch & Lomb in connection with its sales of Silicone Oil. The Company's contract with Bausch & Lomb calls for annual step-downs in the calculation of Silicone Oil revenue to be received by the Company. The step-downs occur during the first quarter of each fiscal year through the remainder of the contract, which ends in August 2005. For the fiscal year ended June 30, 2004, the step-down caused a $250,000 decrease in Silicone Oil revenue that the Company would have otherwise received had the step-down not occurred. The offsetting $333,000 increase in Silicone Oil revenue is due to market demand for the product. The Company does not have any further knowledge as to what factors have affected Bausch & Lomb's sales of Silicone Oil. See the Notes to Consolidated Financial Statements for a description of the step-down provisions under the contract with Bausch & Lomb.

The following table presents consolidated cost of goods sold by reportable business segment and as a percentage of related segment product revenue for the fiscal years ended June 30, 2004 and 2003.

	Fiscal Years Ended June 30,			
	2004		2003	
	Dollars	%	Dollars	%
Cost of goods sold:				
Sonomed	$3,076	40.49%	$2,524	38.86%
Vascular	1,381	45.20%	1,195	43.28%
Medical/Trek	911	62.91%	961	63.98%
EMI	108	43.37%	216	49.88%
	$5,476	44.35%	$4,896	43.75%

Cost of goods totaled $5,476,000, or 44.35%, of product revenue for the fiscal year ended June 30, 2004 as compared to $4,896,000, or 43.75%, of product revenue for the fiscal year ended June 30, 2004. Cost of goods sold in the Sonomed business unit was $3,076,000, or 40.49% of product revenue for the fiscal year ended June 30, 2004 as compared to $2,524,000, or 38.86%, of product revenue for the fiscal year ended June 30, 2003. The slight increase in cost of goods sold as a percentage of product revenue was primarily caused by an increase in international sales. Sonomed generally sells its products to international customers at lower price levels. Cost of goods sold in the Vascular business unit was $1,381,000, or 45.20%, or product revenue for the fiscal year ended June 30, 2004 as compared to $1,195,000, or 43.28%, of product revenue for the fiscal year ended June 30, 2003. The Company began manufacturing its Doppler-Guided Peripheral I.V. product in the latter part of fiscal 2004. This product has higher manufacturing costs than the remainder of the Vascular product line. Cost of goods sold in the Medical/Trek business unit totaled $911,000, or 62.91%, of product revenue for the fiscal year ended June 30, 2004 as compared to $961,000, or 63.98% of product revenue for the fiscal year ended June 30, 2003. Fluctuations in Medical/Trek cost of goods sold results from product mix changes, which were primarily controlled by market demand. Cost of goods sold in the EMI business unit was $108,000, or 43.37%, of product revenue for the fiscal year ended June 30, 2004 as compared to $216,000, or 49.88% of product revenue for the same period last fiscal year.

The following table presents consolidated marketing, general and administrative expenses as well as identifying trends in business segment marketing, general and administrative expenses for the fiscal years ended June 30, 2004 and 2003.

	Fiscal Years Ended June 30,		
	2004	2003	% Change
Marketing, general and administrative expenses:			
Sonomed	$1,196	$1,281	−6.64%
Vascular	1,353	1,205	12.28%
Medical/Trek	2,427	2,294	5.80%
EMI	230	254	−9.45%
	$5,206	$5,034	3.42%

Marketing, general and administrative expenses increased $172,000, or 3.42%, for the fiscal year ended June 30, 2004 as compared to the fiscal year ended June 30, 2003. In the Sonomed business unit, marketing, general and administrative expenses decreased $85,000, or 6.64%, to $1,196,000. Salaries and other personnel-related expenses decreased $134,000, primarily the result of head count changes. Commission expense decreased $35,000 as a result of changes in the commission structure with an international distributor. Offsetting these decreases was an $84,000 increase in consulting expense, which increased as a result of the Company's marketing efforts in the international markets. In the Vascular business unit, marketing, general and administrative expenses increased $148,000, or 12.28%, to $1,353,000. Salaries and other personnel-related expenses increased $155,000, primarily the result of increases in headcount. Consulting expenses increased $55,000 as a result of marketing efforts in the international markets. Sales and marketing travel-related expenses also increased $68,000. The Company agreed to pay royalties for a five-year period following the acquisition of the vascular access division of Endologix. That five-year period ended in December 2003. This resulted in a $122,000 decrease in royalty expense. In the Medical/Trek business unit, marketing, general and administrative expenses increased $133,000, or 5.80%, to $2,427,000. Accrued compensation increased $108,000. Payroll taxes increased $86,000 primarily due to the exercise of employee stock options. Depreciation and amortization expense decreased $32,000 primarily due to the abandonment of the Company's license and distribution rights to Povidone Iodine 2.5% in March 2003 and consulting expense decreased $14,000 as the Company incurred expenses in fiscal 2003 related to the Company's search for alternate debt financing. In the EMI business unit, marketing, general and administrative expenses decreased $24,000, or 9.45%, to $230,000.

Research and development expenses decreased $4,000, or 0.51%, to $776,000 for the fiscal year ended June 30, 2004 as compared to the fiscal year ended June 30, 2003. Increases in consulting expenses incurred in connection with product development were offset by reduced headcount.

Several years ago, the Company began seeking a corporate partner to fund commercialization of the Povidone Iodine 2.5% product line. The Company obtained the license and distribution rights to the product from Harbor UCLA Medical Center. Having exhausted all partnering possibilities, during fiscal 2003, management decided that further expenditures on this project were not in the shareholders' best interest, and the project was abandoned. This decision resulted in the Company taking a charge of $195,000, which included the write-off of remaining net book value of the license and distribution rights subsequent to normal amortization.

Interest income was $59,000 and $3,000 for the fiscal years ended June 30, 2004 and 2003, respectively. The increase relates to increased average cash balances in the current fiscal year.

Interest expense was $407,000 and $638,000 for the fiscal years ended June 30, 2004 and 2003, respectively. The decrease relates to reduced total debt levels and lower interest rates.

Income tax expense was $173,000 and $112,000 for the fiscal years ended June 30, 2004 and 2003, respectively. The Company began incurring income tax expense in fiscal 2003 due to the exhausting of certain state net operating loss carryforwards.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

The following table presents consolidated product revenues by business segment as well as identifying trends in business segment product revenues for the fiscal years ended June 30, 2003 and 2002.

	Fiscal Years Ended June 30,		
	2003	2002	% Change
	(in thousands)		
Product revenue:			
Sonomed	$ 6,495	$ 6,071	6.98%
Vascular	2,761	2,634	4.82%
Medical/Trek	1,502	1,321	13.70%
EMI	433	267	62.17%
	$11,191	$10,293	8.72%

Product revenue increased $898,000, or 8.72%, to $11,191,000 in fiscal 2003 as compared to $10,293,000 in fiscal 2002. Product revenue in the Sonomed business unit increased $424,000, or 6.98%, to $6,495,000. The increase is attributed to $476,000 increase in the domestic market as well as a $101,000 increase in Asia and the Pacific Rim. The surge in the domestic market primarily relates to increased demand for the Company's pachymeter product. The usage of pachymeters began to include glaucoma screening, opening a new market for the product. The increase in Asia and the Pacific Rim relate primarily to the Company's successful strategy of increased penetration of those geographic areas. Conversely, Sonomed experienced a $77,000 decrease in revenue in Latin America as well as a $60,000 decrease in the Middle East. Management believes that the weak economy in Latin America and the turmoil in the Middle East led to these decreases. Product revenue in the Vascular business unit increased $127,000, or 4.82% in fiscal 2003, to $2,761,000. The increase related primarily to increased usage in the marketplace. During fiscal 2001, the Company identified certain underperforming distributors within its Vascular business unit and terminated its relationship with them. Subsequent to terminating these distributors, the Company began direct selling in the territories once covered by the distributors. Management believes that revenue in the territories once covered by the distributors remained stable or increased in fiscal 2002, as revenue in the Vascular business unit increase 24.42% for the fiscal year ended June 30, 2002 as compared to the fiscal year ended June 30, 2001. During the fiscal year ended June 30, 2003, revenue continued to build upon this increased base. Product revenue in the Medical/Trek business unit increased $181,000, or 13.70%, to $1,502,000. OEM revenue from Bausch & Lomb increased $229,000. Product revenue in the EMI business unit increased $166,000. The Company terminated its joint venture and commenced operations within the EMI business unit on January 1, 2002, and therefore, during the first six months of fiscal 2002, these revenues were recognized within the joint venture.

Other revenue, which is included in the Medical/Trek business unit, increased $394,000, or 22.12%, to $2,175,000 for the fiscal year ended June 30, 2003 as compared to $1,781,000 for the fiscal year ended June 30, 2002. The increase primarily related to a $289,000 increase in royalty payments received from Intralase related to the licensing of Escalon's intellectual laser technology. Escalon licensed the technology to Intralase in October 1997. These royalty payments commenced during the fourth quarter of fiscal 2002 when Intralase began selling products related to Escalon's intellectual laser property. The remaining $105,000 increase in other revenue during fiscal 2003 related to revenue earned from Bausch & Lomb in connection with Silicone Oil. The Company's contract with Bausch & Lomb calls for annual step-downs in the calculation of Silicone Oil revenue to be received by Escalon. These step-downs occur during the first quarter of each fiscal year through the remainder of the contract. For the fiscal year ended June 30, 2003, the step-down caused a $259,000 decrease in Silicone Oil revenue that Escalon would have otherwise received had the step-down not occurred. The offsetting $364,000 increase in Silicone Oil revenue is due to increase in the market demand for the product. Escalon does not have any knowledge as to what factors have affected Bausch & Lomb's sales of Silicone Oil. See Note 10 of the Notes to Consolidated Financial Statements for a description of the step-down provisions under the contract with Bausch & Lomb.

The following table presents consolidated cost of goods sold by reportable business segment and as a percentage of related segment product revenue for the fiscal years ended June 30, 2003 and 2002.

	Fiscal Years Ended June 30,			
	2003		2002	
	Dollars	%	Dollars	%
Cost of goods sold:				
Sonomed	$2,524	38.86%	$2,704	44.54%
Vascular	1,195	43.28%	988	37.51%
Medical/Trek	961	63.98%	838	63.44%
EMI	216	49.88%	110	41.20%
	$4,896	43.75%	$4,640	45.08%

Cost of goods sold totaled $4,896,000, or 43.75% of product revenue during fiscal 2003, as compared to $4,640,000, or 45.08% of product revenue. Cost of goods sold in the Sonomed business unit totaled $2,524,000, or 38.86% of net revenue, for the fiscal year ended June 30, 2003 as compared to $2,704,000, or 44.54% of product revenue, for the fiscal year ended June 30, 2002. Sonomed experienced a significant shift in product mix with the increase in demand for the pachymeter product, which has higher margins than much of the remainder of the Sonomed product line. Cost of goods sold in the Vascular business unit totaled $1,195,000, or 43.28% of product revenue, for the fiscal year ended June 30, 2003, as compared to $988,000, or 37.51% of product revenue, for the fiscal year ended June 30, 2002. Vascular's margins were adversely affected by several factors including product mix, having experienced an increase in sales of over-the-needle catheter ("ONC") product line, which has lower margins than the remainder of the Vascular product line due to smaller-scale production; lower price per unit, having experienced an increase in sales to distributors to whom the Company discounts its products; and quality issues that led to the Company writing off $52,000 of inventory in the fourth quarter of fiscal 2003. Cost of goods sold in the Medical/Trek business unit totaled $961,000, or 26.14% of net revenue, for the fiscal year ended June 30, 2003, as compared to $838,000, or 27.01% of net revenue, for the fiscal year ended June 30, 2002. When other revenue is excluded (no costs are associated with these revenue streams), cost of goods sold, as a percentage of product revenue, was 63.98% and 63.44% for the fiscal years ended June 30, 2003 and 2002, respectively. Fluctuations in Medical/Trek cost of goods sold resulted from product mix changes, which were primarily controlled by market demand. Cost of goods sold in the EMI business unit was $216,000, or 49.88% of net revenue, for the fiscal year ended June 30, 2003, as compared to $110,000, or 41.20% of net revenue, for the fiscal year ended June 30, 2002. During the first six months of fiscal 2002, these expenses were incurred within the joint venture.

The following table presents consolidated marketing, general and administrative expenses as well as identifying trends in business segment marketing, general and administrative expenses for the fiscal years ended June 30, 2003 and 2002.

	Fiscal Years Ended June 30,		
	2003	2002	% Change
Marketing, general and administrative expenses:			
Sonomed	$1,281	$1,441	−11.10%
Vascular	1,205	999	20.62%
Medical/Trek	2,294	2,528	−9.26%
EMI	254	129	96.90%
	$5,034	$5,097	−1.24%

Marketing, general and administrative expenses decreased $63,000, or 1.24%, for the fiscal year ended June 30, 2003, as compared to the fiscal year ended June 30, 2002. In the Sonomed business unit, marketing, general and administrative expenses decreased $160,000, or 11.10%. Salaries and other personnel-related expenses decreased $201,000, primarily as a result of reduced headcount. Bad debts decreased $55,000, primarily due to the Company reserving for specific international accounts in the fiscal year ended June 30, 2002, which did not reoccur in the fiscal year ended June 30, 2003. Offsetting these decreases were an increase in consulting expense of $60,000, which increased as a result of the Company's efforts in the international markets and an increase in commissions of $35,000. In the Vascular business unit, marketing, general and administrative expenses increased $206,000, or 20.62%, for the fiscal year ended June 30, 2003, as compared to the fiscal year ended June 30, 2002. Salaries and other personnel-related expenses increased $89,000, primarily as a result of increases in headcount. Travel and sales meeting expenses increased by a combined $36,000, and samples expense increased by $21,000. Also contributing to the increase, the Company began allocating from the Medical/Trek business unit certain overhead expenses related to the Wisconsin facility to the Vascular business unit during fiscal 2003. In the Medical/Trek business unit, marketing, general and administrative expenses decreased $234,000, or 9.26%, for the fiscal year ended June 30, 2003 as compared to the fiscal year ended June 30, 2002. Legal and accounting fees decrease $110,000. Legal fees were unusually high during the fiscal year ended June 30, 2002 due to required filings with the SEC related to the reincorporation into Pennsylvania and the issuance of Escalon Common Stock shares to Endologix, Inc. Salaries and other personnel-related expenses decreased $16,000, primarily the result of reduced headcount. Also contributing to the decrease, the Company began allocating from the Medical/Trek business unit certain overhead expenses related to the Wisconsin facility to the Vascular business unit during fiscal 2003. Offsetting these decreases was a $77,000 increase in insurance expense. The increase primarily relates to premium increases being instituted by the insurance industry in general as well as to an audit of prior year premiums in which the insurance company discovered that they undercharged premiums by $22,000. The undercharge was corrected in the first quarter of fiscal 2003. In the EMI business unit, marketing, general and administrative expenses increased $125,000. The Company terminated its joint venture and commenced operations within its

EMI business unit on January 1, 2002, and therefore, during the six months of the fiscal 2002, these expenses were incurred within the joint venture.

Research and development expenses increased $225,000, or 40.54%, for the fiscal year ended June 30, 2003 as compared to fiscal 2002. The increase primarily relates to consulting expenses incurred in connection with product development. The Company redesigns its products every few years, as technology changes, to remain competitive in the market place.

Several years ago, Escalon began seeking a corporate partner to fund commercialization of the Povidone Iodine 2.5% product line. The Company obtained the license and distribution rights to the product from Harbor-UCLA Medical Center. Having exhausted all partnering possibilities, the Company decided that further expenditures on this project were not in the shareholders' best interest, and the project was abandoned. This decision resulted in the Company taking an expense of $196,000 during the fiscal year ended June 30, 2003, which included the write-off of the remaining net book value of the license and distribution rights.

On December 18, 2000, the Company announced that it received 510(K) clearance to begin marketing its high-end digital camera system for ophthalmologists known as the CFA Digital Imaging System. As a result of the approval, the Company began marketing the system through its joint venture with Megavision. Escalon terminated its joint venture with Megavision and commenced operations within the Company's EMI business unit on January 1, 2002. Escalon recognized a gain of $8,000 related to the operations of the joint venture and a $23,000 loss related to the termination of the joint venture during the fiscal year ended June 30, 2002.

Interest income remained relatively unchanged for the fiscal year ended June 30, 2003 as compared to the fiscal year ended June 30, 2002, $3,000 and $2,000, respectively.

Interest expense decreased $153,000, to $638,000, for the fiscal year ended June 30, 2003 as compared to the same period in fiscal 2002 primarily due to reduced total debt levels and lower interest rates.

There is no provision for federal income taxes for the periods presented as a result of utilization of net operating loss carryforwards and related changes in the deferred tax valuation allowances. Income taxes of $112,000 were incurred during the fiscal year ended June 30, 2003 due to Wisconsin state net operating losses being exhausted.

Liquidity and Capital Resources

In recent years, Escalon's principal source of liquidity generally has been net cash provided by operating activities. The Company, however, completed a private placement of its Common Stock during the fiscal year ended June 30, 2004 that significantly affected the Company's liquidity. Additionally, stock options were exercised during the fiscal year ended June 30, 2004 providing the Company with additional cash. Changes in Escalon's overall liquidity and capital resources from continuing operations during fiscal 2004 are reflected in the following table:

	June 30, 2004	June 30, 2003
	(dollars are in thousands)	
Current Assets	$ 17,566	$ 4,759
Less: Current Liabilities	3,600	3,870
Working Capital	$ 13,966	$ 889
Current Ratio	4.9 to 1	1.2 to 1
Notes Payable and Current Maturities	$ 1,872	$ 2,485
Long-Term Debt	2,396	4,080
Total Debt	$ 4,268	$ 6,565
Total Equity	23,461	8,939
Total Capital	$ 27,729	$ 15,504
Total Debt to Total Capital	15.39%	42.34%

Working Capital Position

Working capital increased $13,077,000 as of June 30, 2004 and the current ratio increased to 4.9 to 1 when compared with June 30, 2003. Current assets increased by $12,807,000 primarily due to the issuance of Common Stock totaling $11,780,000.

Current liabilities decreased by $270,000 as a result of several offsetting factors that included the following:

- A $725,000 decrease in the Escalon's outstanding line of credit as the Company used cash from operations to pay down its debt.

- A $201,000 increase in accrued compensation (incentive, payroll and vacation).

- A $112,000 increase in current portion of long-term debt primarily due to the step-up of principal payments due on the Company's term debt.

Cash Flows from Operating Activities

Net cash provided by operating activities increased $992,000 to $3,163,000, for the fiscal year ended June 30, 2004 as compared to the fiscal year ended June 30, 2003. Apart from year-over-year increased net profitability of $1,029,000, the following are the primary offsetting factors affecting the increase in net cash provided by operating activities:

- The Company held overall inventory levels relatively constant as compared to fiscal 2003 when the Company increased overall inventory levels to be more quickly responsive to customer orders.

- Accounts receivable in the Sonomed and Vascular business unit increased in proportion to increased volume in those business units whereas in Medical/Trek and EMI, accounts receivable were lower than fiscal 2003.

Cash Flows from Investing and Financing Activities

The Company had substantial expenditures related to the Drew acquisition that are classified as other current assets until the transaction is finalized. Otherwise, cash flows used in investing activities related solely to the purchase of fixed assets for the fiscal year ended June 30, 2004 and 2003, and remained largely unchanged. Any necessary capital expenditures have generally been funded out of cash from operations, and the Company is not aware of any factors that would cause historical capital expenditure levels not to be indicative of capital expenditures in the future and, accordingly, does not believe that it will have to commit material resources to capital investment for the foreseeable future.

Cash flows from financing activities were $9,440,000 for the fiscal year ended June 30, 2004. Cash flows from financing activities primarily related to proceeds from a private placement of Common Stock and Common Stock warrants as well as proceeds from the issuance of Common Stock through the exercise of stock options. On March 17, 2004, the Company completed a private placement of Common Stock resulting in net proceeds of $9,788,000 and, during the fiscal year ended June 30, 2004, issued Common Stock related to the exercise of stock options resulting in proceeds to the Company of $1,992,000. This was offset by repayments of the Company's term debt and line of credit. The Company paid down its line of credit by $725,000 and paid down its term debt by $1,615,000. The Company utilized cash from operations to pay down its term loan and line of credit.

Cash flows used in financing activities were $2,017,000 during the fiscal year ended June 30, 2003. During the fiscal year ended June 30, 2003, cash flows used in financing activities primarily related to repayments of the Company's term debt and line of credit. The Company paid down its term debt and line of credit by $1,761,000 and $275,000, respectively. The reduction in repayments of term debt relates to a reduction in required principal payments that resulted from the Company's renegotiating its debt in February 2003.

Management believes that cash on hand, cash generated from operations and cash available from the line of credit ($1,750,000 as of June 30, 2004) should be sufficient to satisfy the Company's (including Drew) working capital, debt service, capital expenditures and research and development costs for the foreseeable future.

Forward-looking Statement about Significant Items Likely to Affect Liquidity

As of July 23, 2004, Escalon acquired 67.03% of the outstanding ordinary shares of Drew, pursuant to the Company's exchange offer for all of the outstanding ordinary shares of Drew; and since that date has acquired approximately 94% of the Drew shares. Escalon expects to acquire the remaining outstanding Drew shares pursuant to procedures under United Kingdom laws and regulations. Drew does not have a history of producing positive operating cash flows and, as a result, at the time of acquisition, was operating under financial constraints and was under-capitalized and is expected to negatively impact the Company's financial results in the short term. As of September 23, 2004, Escalon loaned $1,550,000 to Drew. The funds have been primarily used to procure components to build up inventory to support the manufacturing process. As Drew is integrated into the Company, management will be working to reverse the situation, while at the same time strengthening Drew's market position.

Escalon realized 13.18% and 13.90% of its net revenue during the fiscal years ended June 30, 2004 and 2003, respectively, from Bausch & Lomb's sale of Silicone Oil. Silicone Oil revenue is based on sales of the product by Bausch & Lomb multiplied by a contractual factor that reduces on an annual basis due to a contractual step-down provision. While the Company does not expect total Silicone Oil revenue to decline rapidly during the remainder of the contract, any such decrease would have an impact on the Company's financial position, results of operations and cash flows and the Company's stock price could be negatively impacted. The Company is entitled to receive this revenue from Bausch & Lomb, in varying amounts, through August 2005, when all revenues will cease. See the Notes to Consolidated Financial Statements for a description of the step-down provisions under the contract with Bausch & Lomb.

The Company issued 120,000 Common Stock purchase warrants in connection with the private placement on March 17, 2004. The warrants are exercisable 181 days from the placement date at $15.60 per share and expire five years from the placement date. If all 120,000 warrants were to be exercised, it would provide gross proceeds to the Company of $1,872,000. Escalon cannot assure, however, that the warrant exercise price will be less than the market price of the Company's Common Stock when the warrants are exercisable or that even if the exercise price is less than the market price that any of the warrants will be exercised. See the notes to Consolidated Financial Statements for a description of the private placement of the Company's Common Stock and Common Stock purchase warrants.

Pursuant to the successful exchange offer for all of the outstanding shares of Drew, Escalon is required to provide the historical financial information of the acquired business required by Rule 3-05 of Regulation S-X. Furthermore, pursuant to Item 7(a)(4) of Form 8-K, the required historical financial information is also required to be filed as soon as practicable within the time prescribed under such Item. To date, Escalon has experienced difficulties in providing the required financial information due to circumstances concerning the presentation of United Kingdom financial statements. Therefore, in the event that Escalon does not file the financial information required by Article 11 of Regulation S-X or Item 7(b)(2) of Form 8-K, Escalon will not be in compliance with the reporting requirements under the Securities Exchange Act of 1934 rules. Consequently, Escalon's ability to raise additional capital pursuant to registration statements may be limited. Escalon intends to provide the required financial information. If, however, Escalon is unable to timely report the required financial information due to the aforementioned issues, Escalon intends to file such financial information as soon as practicable.

Debt History

On December 23, 2002, a lender acquired the Company's bank debt, which consisted of term debt of $5,850,000 and $1,475,000 outstanding on a $2,000,000 available line of credit. On February 13, 2003, the Company entered into an Amended Agreement with the lender. The primary amendments of the Amended Loan Agreement were to reduce the quarterly principal payments, extend the term of the repayments and to alter the covenants of the original bank agreement.

As of June 30, 2004, the amount outstanding under the term loan and line of credit were $3,896,019 and $250,000, respectively. At June 30, 2004, the interest rates applicable to the term loan and line of credit were 5.75% and 5.50%, respectively. The lender's prime rate at June 30, 2004 was 4.00%. The $3,896,000 term loan balance includes a $2,396,000 balloon payment that is due on September 1, 2005. As of June 30, 2004, $1,750,000 was available on the line of credit. The Company paid $100,000 in finance fees on January 14, 2000, when this debt was originally incurred. The finance fees are being amortized over the life of the loans using the effective interest method.

On January 21, 1999, the Company's Vascular subsidiary and Endologix entered into an Assets Sale and Purchase Agreement. Pursuant to this agreement, the Company acquired for cash the assets of Endologix's vascular access business in exchange for cash and also agreed to pay royalties to Endologix based on future sales of the vascular access business for a period of five years following the closing of the sale, with a guaranteed minimum royalty of $300,000 per year. On February 1, 2001, the parties amended the agreement to eliminate any future royalty payments to Endologix. Pursuant to the amendment, the Company paid $17,558 in cash to Endologix, delivered a short-term note in the amount of $64,884 that was satisfied in January 2002 and a note in the amount of $717,558, payable in 11 quarterly installments that commenced on April 15, 2002 and issued 50,000 shares of the Company's Common Stock to Endologix.

As of June 30, 2004, the amount outstanding under the Endologix term loan was $130,461 and the interest rate applicable to the loan was 5.00%.

Escalon Common Stock

The Company's Common Stock is currently listed on the Nasdaq SmallCap Market. In order to continue to be listed on the Nasdaq SmallCap Market, the following requirements must be met:

- Stockholders' equity of $2,500,000 or market value of listed securities of $35,000,000 or net income from continuing operations (in the latest fiscal year or two of the last three fiscal years) of $500,000;

- 500,000 publicly held shares;
- $1,000,000 market value of publicly held shares;
- A minimum bid price of $1;
- 300 round lot shareholders;
- Two market makers; and
- Compliance with corporate governance standards.

As of June 30, 2004, Escalon complied with these requirements.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The most significant of those involve the application of SFAS No. 142, discussed further in the Notes to the Consolidated Financial Statements included in this Form 10-K. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, and, as such, include amounts based on informed estimates and judgments of management. For example, estimates are used in determining valuation allowances for uncollectible receivables, obsolete inventory, sales returns and rebates, deferred income taxes and purchased intangible assets. Actual results achieved in the future could differ from current estimates. The Company used what it believes are reasonable assumptions and, where applicable, established valuation techniques in making its estimates.

Revenue Recognition

The Company recognizes revenue from the sale of its products at the time of shipment, when title and risk of loss transfer. The Company provides products to its distributors at agreed wholesale prices and to the balance of its customers at set retail prices. Distributors can receive discounts for accepting high volume shipments. The discounts are reflected immediately in the net invoice price, which is the basis for revenue recognition. No further material discounts or sales incentives are given.

The Company's considerations for recognizing revenue upon shipment of product to a distributor are based on the following:

- Persuasive evidence that an arrangement (purchase order and sales invoice) exists between a willing buyer (distributor) and the Company that outlines the terms of the sale (company information, quantity of goods, purchase price and payment terms). The buyer (distributor) does not have an immediate right of return.
- Shipping terms are ex-factory shipping point. At this point the buyer (distributor) takes title to the goods and is responsible for all risks and rewards of ownership, including insuring the goods as necessary.
- The Company's price to the buyer (distributor) is fixed and determinable as specifically outlined on the sales invoice. The sales arrangement does not have customer cancellation or termination clauses.
- The buyer (distributor) places a purchase order with the Company; the terms of the sale are cash, COD or credit. Customer credit is determined based on the Company's policy and procedures related to the buyer's (distributor's) creditworthiness. Based on this determination, the Company believes that collectibility is reasonably assured.

Escalon assesses collectibility based on credit worthiness of the customer and past transaction history. The Company performs ongoing credit evaluations of its customers and does not require collateral from its customers. For many of Escalon's international customers, the Company requires an irrevocable letter of credit to be issued by the customer before the purchase order is accepted.

Valuation of Intangible Assets

Escalon annually evaluates for impairment its intangible assets and goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. These intangible assets include goodwill, trademarks and trade names. Factors the Company considers important that could trigger an impairment review include significant under-performance relative to historical or projected future operating results or significant negative industry or economic trends. If these criteria indicate that the value of the intangible asset may be impaired, an evaluation of the recoverability of the net carrying value of the asset is made. If this evaluation indicates that the intangible asset is not recoverable, the net carrying value of the related intangible asset will be reduced to fair value. Any such impairment charge could be significant and could have a material adverse effect on the Company's financial statements if and when an impairment charge is recorded. No impairment losses were recorded for goodwill, trademarks and trade names during any of the periods presented based on these evaluations.

Taxes

Estimates of full year taxable income of the various legal entities and jurisdictions are used in the tax rate calculation. Management uses judgment in estimating what the Company's income will be for the year. Since judgment is involved, there is risk that the tax rate may significantly increase or decrease in any period.

In determining income (loss) for financial statement purposes, management must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. SFAS 109 also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods.

In evaluating the Escalon's ability to recover the Company's deferred tax assets management considers all available positive and negative evidence including the Company's past operating results, the existence of cumulative losses, and near term forecasts of future taxable income, management develops assumptions which require significant judgment about the near term forecasts of future taxable income which are consistent with the plans and estimates management is using to manage the underlying businesses.

Through June 30, 2004, the Escalon has recorded a full valuation allowance against the Company's net operating losses due to the uncertainty of their realization as a result of the Company's earnings history, cumulative historical losses, the number of years the Company's operating losses and tax credits can be carried forward, the existence of taxable temporary differences, and near-term earnings expectations. The amount of the valuation allowance could decrease if facts and circumstances change that materially increase taxable income prior to the expiration of the loss carryforwards. Any reduction would reduce (increase) the income tax expense (benefit) in the period such determination is made by the Company.

Off-Balance Sheet Arrangements and Contractual Obligations

Escalon did not have any off-balance sheet arrangements as of and for the fiscal years ended June 30, 2004 and 2003.

The following table presents the Company's contractual obligations as of June 30, 2004:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	4,276,000	1,880,000	2,396,000	—	—
Operating lease obligations	2,508,229	440,779	850,463	566,512	650,475
Purchase obligations	1,050,000	1,050,000	—	—	—
	7,834,229	3,370,779	3,246,463	566,512	650,475

Item 7A. ***Quantitative and Qualitative Disclosure About Market Risk***

Interest Rate Risk

The table below provides information about Escalon's financial instruments, consisting primarily of debt obligations that are sensitive to changes in interest rates. For debt obligations, the table represents principal cash flows and related interest rates by expected maturity dates. Interest rates are based on the prime rate at June 30, 2004 plus 1.75% on the term loan, the prime rate plus 1.50% on the line of credit and the prime rate plus 1.00% on the Endologix note.

	Long-Term Debt Classified as Current as of June 30,				
	2004	2005	2006	Thereafter	Total
Term loan	$1,500,000	$2,396,000	$—	$—	$3,896,000
Interest rate	5.75%	5.75%			
Line of credit	250,000	—	—	—	250,000
Interest rate	5.50%				
Endologix note	130,000	—	—	—	130,000
Interest rate	5.00%				
Deferred finance fees	(9,000)	—	—	—	(9,000)
Total	$1,871,000	$2,396,000	$—	$—	$4,267,000

Exchange Rate Risk

During the fiscal years ended June 30, 2004 and 2003, approximately 21.58% and 18.12%, respectively, of Escalon's consolidated net revenue was derived from international sales. Prior to the acquisition of Drew, the price of all product sold overseas was denominated in United States Dollars and consequently the Company incurred no exchange rate risk on revenue. The Company's Sonomed business unit began incurring marketing expenses in the European market during the second quarter of fiscal 2003, the majority of which are transacted in Euros. These expenses were $129,000 and $92,000 for the fiscal years ended June 30, 2004 and 2003, respectively. The Company's Vascular business began incurring marketing expenses in the European market during the second quarter of fiscal 2004, the majority of which are transacted Euros. These expenses were $90,000 for the fiscal year ended June 30, 2004. Additionally, the Company acquired the majority of Drew on July 23, 2004. Drew has a facility in the United Kingdom, and therefore transacts a portion of its operations in United Kingdom pounds. Consequently, the Company may begin to experience fluctuations, beneficial or adverse, in the valuation of the currencies in which the Company transacts its business, namely the United States Dollar, the United Kingdom Pound and the Euro.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements of the Company are filed under this Item 8, beginning on page F-2 of this report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive officer and the Senior Vice President of Finance, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15(d)-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Senior Vice President of Finance have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in reports that it files or submits under the Exchange Act.

(b) Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended June 30, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

A control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this Item 10 is incorporated by reference to the Company's proxy statement for the Company's 2004 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Item 11. ***Executive Compensation***

The information required by this Item 11 is incorporated by reference to the Company's proxy statement for the Company's 2003 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information required by this Item 12 is incorporated by reference to the Company's proxy statement for the Company's 2004 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Item 13. ***Certain Relationships and Related Transactions***

None.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item 14 is incorporated by reference to the Company's proxy statement for the Company's 2004 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

Consolidated Financial Statements

See index to Consolidated Financial Statements on page F-1.

Consolidated Financial Statement Schedules

All schedules have been omitted because they are not applicable, or not required, or the information is shown in the financial statements or notes thereto.

Exhibits

The following is a list of exhibits filed as part of this Annual Report on Form 10-K where so indicated by footnote, exhibits, which were previously filed, are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated parenthetically, followed by the footnote reference to the previous filing.

3.1	(a)	Restated Articles of Incorporation of Registrant.(8)
	(b)	Agreement and Plan of Merger dated as of September 28, 2001 between Escalon Pennsylvania, Inc. and Escalon Medical Corp.(8)
3.2		Bylaws of Registrant.(8)
4.5	(a)	Warrant Agreement between Registrant and U.S. Stock Transfer Corporation.(1)
	(b)	Amendment to Warrant Agreement between the Registrant and U.S. Stock Transfer Corporation.(2)
	(c)	Amendment to Warrant Agreement between the Registrant and American Stock Transfer Corporation.(3)
4.6		Securities Purchase Agreement, dated as of December 31, 1997 by and among the Registrant and Combination.(4)
4.7		Registration Rights Agreement, dated as of December 31, 1997 by and among the Registrant and Combination.(4)
4.8		Warrant to Purchase Common Stock issued December 31, 1997 to David Stefansky.(4)
4.9		Warrant to Purchase Common Stock issued December 31, 1997 to Combination.(4)
4.10		Warrant to Purchase Common Stock issued December 31, 1997 to Richard Rosenblum.(4)
4.11		Warrant to Purchase Common Stock issued December 31, 1997 to Trautman, Kramer & Company.(4)
10.6		Employment Agreement between the Registrant and Richard J. DePiano dated May 12, 1998.(6)**
10.7		Non-Exclusive Distributorship Agreement between Registrant and Scott Medical Products dated October 12, 2000.(9)
10.9		Assets Sale and Purchase Agreement between the Registrant and Endologix, Inc. dated January 21, 1999.(5)
10.13		Supply Agreement between the Registrant and Bausch & Lomb Surgical, Inc. dated August 13, 1999.(5)
10.15		Registrant's Amendment and Supplement Agreement and Release between the Registrant and Endologix, Inc. dated February 28, 2001.(10)
10.16		2003 Amendment to Loan Agreement.(12)
10.17		Allonge to the Amended and Restated Term/Time Note.(12)
10.18		Allonge to the Amended and Restated Line of Credit Note.(12)
10.20		PNC Bank, N.A. Letter Agreement dated November 16, 2001.(11)
10.21		PNC Bank, N.A. Amended and Restated Committed Line of Credit Note dated November 16, 2001.(11)
10.22		PNC Bank, N.A. Amended and Restated Time Note dated November 16, 2001.(11)
10.23		PNC Bank, N.A. Pledge Agreement dated November 16, 2001.(11)
10.24		PNC Bank, N.A. Amended and Restated Security Agreement dated November 16, 2001.(11)
10.29		Registrant's Amended and Restated 1999 Equity Incentive Plan.(13)
10.30		Securities Purchase Agreement dated as of March 16, 2004 (the "Securities Purchase Agreement") between the Company and the Purchasers signatory thereto.(14)
10.31		Registration Rights Agreement dated as of March 16, 2004 between the Company and the Purchasers signatory thereto.(14)

10.32	Form of Warrant to Purchase Common Stock issued to each Purchaser under the Securities Purchase Agreement.(14)
10.33	Manufacturing Supply and Distribution Agreement between Sonomed, Inc. and Ophthalmic Technologies, Inc. dated as of March 11, 2004.(15)
21	Subsidiaries.(11)
23.1	Consent of Parente Randolph, LLC, independent Registered Public Accounting Firm.(*)
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 — Richard J. DePiano(*)
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 — Harry M. Rimmer(*)
32.1	Certification pursuant to Section 1350 of Title 18 of the United States Code — Richard J. DePiano.(*)
32.2	Certification pursuant to Section 1350 of Title 18 of the United States Code — Harry M. Rimmer.(*)

---

* Filed Herewith.

** Management contract of compensatory plan

(1) Filed as an exhibit to Pre-Effective Amendment No. 2 to the Company's Registration Statement on Form S-1 dated November 9, 1993 (Registration No. 33-69360).

(2) Filed as an exhibit to the Company's Form 10-K for the year ended June 30, 1994.

(3) Filed as an exhibit to the Company's Form 10-K for the year ended June 30, 1995.

(4) Filed as an exhibit to the Company's Registration Statement on Form S-3 dated January 20, 1998 (Registration No. 333-44513).

(5) Filed as an exhibit to the Company's Form 10-K for the year ended June 30, 1999.

(6) Filed as an exhibit to the Company's 8-K/A, dated March 31, 2000.

(7) Filed as an exhibit to the Company's Registration Statement on Form S-8 dated February 25, 2000 (Registration No. 333-31138).

(8) Filed as an exhibit to the Company's Proxy Statement on Schedule 14A, as filed by the Company with the SEC on September 21, 2001.

(9) Filed as an exhibit to the Company's Form 10-K for the year ended June 30, 2001.

(10) Filed as an exhibit to the Company's Form 10-Q for the quarter ended March 31, 2001.

(11) Filed as an exhibit to the Company's Form 10-K/A for the year ended June 30, 2002.

(12) Filed as an exhibit to the Company's Form 10-Q for the quarter ended December 31, 2002.

(13) Filed as an exhibit to the Company's Form 10-Q for the quarter ended December 31, 2003.

(14) Filed as an exhibit to the Company's Registration Statement on Form S-3 dated April 8, 2004 (Registration No. 333-114332).

(15) Filed as an exhibit to the Company's Form 10-Q for the quarter ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESCALON MEDICAL CORP.
(Registrant)

By: /s/ RICHARD J. DEPIANO
Richard J. DePiano
Chairman and Chief Executive Officer

Dated: September 28, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ RICHARD J. DEPIANO Richard J. DePiano	Chairman and Chief Executive Officer (Principal Executive Officer) and Director	September 28, 2004
By: /s/ HARRY M. RIMMER Harry M. Rimmer	Senior Vice President — Finance (Principal Financial Officer)	September 28, 2004
By: /s/ ANTHONY COPPOLA Anthony Coppola	Director	September 28, 2004
By: /s/ JAY L. FEDERMAN, M.D. Jay L. Federman, M.D.	Director	September 28, 2004
By: /s/ WILLIAM L.G. KWAN William L.G. Kwan	Director	September 28, 2004
By: /s/ LISA NAPOLITANO Lisa Napolitano	Director	September 28, 2004
By: /s/ JEFFREY F. O'DONNELL Jeffrey F. O'Donnell	Director	September 28, 2004

ESCALON MEDICAL CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders Escalon Medical Corp. Wayne, Pennsylvania:

We have audited the accompanying consolidated balance sheet of Escalon Medical Corp. and subsidiaries (the "Company") as of June 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Escalon Medical Corp. and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

PARENTE RANDOLPH, LLC

Philadelphia, Pennsylvania
September 10, 2004, except for
Note 13, as to which the date is
September 22, 2004

ESCALON MEDICAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	June 30, 2004	June 30, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,601,971	$ 298,390
Accounts receivable, net	2,492,689	2,364,370
Inventory, net	1,781,592	1,785,480
Note receivable	150,000	—
Other current assets	539,508	310,420
Total current assets	17,565,760	4,758,660
Long-term note receivable	—	150,000
Furniture and equipment, net	409,187	516,686
Goodwill	10,591,795	10,591,795
Trademarks and trade names, net	616,906	616,906
License and distribution rights, net	—	13,138
Patents, net	172,078	182,811
Other assets	101,389	60,235
Total assets	$ 29,457,115	$ 16,890,231
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Line of credit	$ 250,000	$ 975,000
Current portion of long-term debt	1,621,687	1,510,344
Accounts payable	499,242	454,711
Accrued compensation	908,568	708,231
Other current liabilities	320,930	222,036
Total current liabilities	3,600,427	3,870,322
Long-term debt, net of current portion	2,396,019	4,080,461
Total liabilities	5,996,446	7,950,783
Shareholders' equity:		
Preferred stock, $0.001 par value; 2,000,000 shares authorized; no shares issued	—	—
Common stock, $0.001 par value; 35,000,000 shares authorized; 5,017,122 and 3,365,359 shares issued and outstanding at June 30, 2004 and 2003 respectively	5,018	3,365
Common stock warrants	1,601,346	—
Additional paid-in capital	56,438,903	46,262,411
Accumulated deficit	(34,584,598)	(37,326,328)
Total shareholders' equity	23,460,669	8,939,448
Total liabilities and shareholders' equity	$ 29,457,115	$ 16,890,231

See notes to consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	For the Years Ended June 30,		
	2004	2003	2002
Product revenue	$12,347,922	$11,191,493	$10,293,051
Other revenue	2,372,845	2,174,537	1,780,881
Revenues, net	14,720,767	13,366,030	12,073,932
Costs and expenses:			
Cost of goods sold	5,475,703	4,895,574	4,640,325
Research and development	776,496	780,333	554,760
Marketing, general and administrative	5,206,067	5,033,852	5,096,994
Write-down of Povidone Iodine license and distribution rights	—	195,950	—
Total costs and expenses	11,458,266	10,905,709	10,292,079
Income from operations	3,262,501	2,460,321	1,781,853
Other income and expenses:			
Loss from termination of joint venture	—	—	(23,434)
Equity in income of unconsolidated joint venture	—	—	8,848
Interest income	59,072	2,813	2,347
Interest expense	(406,543)	(638,345)	(790,757)
Total other income and expenses	(347,471)	(635,532)	(802,996)
Income before income taxes	2,915,030	1,824,789	978,857
Income taxes	173,300	112,412	—
Net income	$ 2,741,730	$ 1,712,377	$ 978,857
Basic net income per share	$ 0.704	$ 0.509	$ 0.293
Diluted net income per share	$ 0.637	$ 0.479	$ 0.291
Weighted average shares — basic	3,896,951	3,365,359	3,345,851
Weighted average shares — diluted	4,304,375	3,573,192	3,360,492

See notes to consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY

For the Years Ended June 30, 2004, 2003 AND 2002

	Common Stock		Common Stock Warrants	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount				
Balance at June 30, 2001	3,292,184	$3,292	$ —	$46,121,519	$(40,017,562)	$ 6,107,249
Exercise of stock options	53,667	54	—	107,191	—	107,245
Net income	—	—	—	—	978,857	978,857
Balance at June 30, 2002	3,345,851	3,346	—	46,228,710	(39,038,705)	7,193,351
Common stock issued in connection with acquisition of trade name	10,000	10	—	15,090	—	15,100
Exercise of stock options	9,508	9	—	18,611	—	18,620
Net income	—	—	—	—	1,712,377	1,712,377
Balance at June 30, 2003	3,365,359	3,365	—	46,262,411	(37,326,328)	8,939,448
Private placement offering	800,000	800	1,601,346	8,185,772	—	9,787,918
Exercise of stock options	856,412	857	—	2,021,075	—	2,021,932
Treasury stock retirement	(4,649)	(4)	—	(30,355)	—	(30,359)
Net income	—	—	—	—	2,741,730	2,741,730
Balance at June 30, 2004	5,017,122	$5,018	$1,601,346	$56,438,903	$(34,584,598)	$23,460,669

See notes to consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended June 30,		
	2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$ 2,741,730	$ 1,712,377	978,857
Adjustments to reconcile net income to net cash provided by in operating activities:			
Depreciation and amortization	241,453	310,315	215,165
Loss from termination of joint venture	—	—	23,434
Equity in net income of unconsolidated joint venture	—	—	(8,848)
Write-down of license and distribution rights	—	195,950	—
Disposal of furniture and equipment	—	927	—
Change in operating assets and liabilities:			
Accounts receivable, net	(128,319)	(270,493)	350,546
Inventory, net	3,888	(213,413)	116,479
Other current and long-term assets	(39,228)	242,007	194,545
Accounts payable, accrued and other liabilities	343,762	193,246	159,012
Net cash provided by operating activities	3,163,286	2,170,916	2,029,190
Cash Flows from Investing Activities:			
Acquisition costs — Drew Scientific	(231,014)	—	—
Proceeds from unconsolidated joint venture	—	—	204,247
Payment for license and distribution rights	—	—	(25,000)
Purchase of fixed assets	(68,274)	(76,040)	(96,054)
Net cash (used in)/provided by investing activities	(299,288)	(76,040)	83,193
Cash Flows from Financing Activities:			
Line of credit borrowing	153,981	775,000	1,350,000
Line of credit repayment	(878,981)	(1,050,000)	(1,726,009)
Principal payments on term loans	(1,614,908)	(1,760,932)	(1,630,117)
Issuance of common stock — private placement	9,787,918	—	—
Issuance of common stock — stock options	1,991,573	18,620	107,245
Payment of financing fees	—	—	(73,506)
Net cash provided by (used in) financing activities	9,439,583	(2,017,312)	(1,972,387)
Net increase in cash and cash equivalents	12,303,581	77,564	139,996
Cash and cash equivalents, beginning of year	298,390	220,826	80,830
Cash and cash equivalents, end of year	$12,601,971	$ 298,390	$ 220,826
Supplemental Schedule of Cash Flow Information:			
Interest paid	$ 338,155	$ 544,155	$ 793,005
Income taxes paid	$ 173,300	$ 112,412	$ —
Issuance of Common Stock for EMS trade name	$ —	$ 15,100	$ —
Restructure of line of credit to long-term debt	$ —	$ 3,000,000	$ —
Transfer of title to assets in settlement of due from joint venture Accounts receivable	$ —	$ —	$ 126,947
Inventory	$ —	$ —	$ 188,725
Fixed assets	$ —	$ —	$ 62,253

See notes to consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Description of Business

Escalon Medical Corp. ("Escalon") was incorporated in California in 1987 as Intelligent Surgical Lasers, Inc. The Company's present name was adopted in August 1996. Escalon reincorporated in Delaware in November 1999, and then reincorporated in Pennsylvania in November 2001. Within this document, the "Company" collectively shall mean Escalon and its wholly owned subsidiaries: Sonomed, Inc. ("Sonomed"), Sonomed EMS, Srl. ("Sonomed EMS"), Escalon Vascular Access, Inc. ("Vascular"), Escalon Digital Vision, Inc. ("EMI") and Escalon Pharmaceutical, Inc. ("Pharmaceutical"). The Company operates in the healthcare market, specializing in the development, manufacture, marketing and distribution of ophthalmic medical devices, pharmaceuticals and vascular access devices. The Company and its products are subject to regulation and inspection by the United States Food and Drug Administration ("FDA"). The FDA requires extensive testing of new products prior to sale and has jurisdiction over the safety, efficacy and manufacturing of products, as well as product labeling and marketing.

In February 1996, the Company acquired substantially all of the assets and certain liabilities of Escalon Ophthalmics, Inc. ("EOI"), a developer and distributor of ophthalmic surgical products. Prior to this acquisition, the Company devoted substantially all of its resources to the research and development of ultrafast laser systems designed for the treatment of ophthalmic disorders. As a result of the EOI acquisition, Escalon changed its market focus and is no longer developing laser technology. In October 1997, the Company licensed its intellectual laser property to Intralase Corp. ("IntraLase"), in return for an equity interest and future royalties on sales of products relating to the laser technology. IntraLase undertook the responsibility for funding and developing the laser technology through to commercialization. IntraLase began selling products related to the laser technology during fiscal 2002, and in June 2004 announced the filing of its Registration Statement for the initial public offering of its common stock.

To further diversify its product portfolio, in January 1999, the Company's Vascular subsidiary acquired the vascular access product line from Endologix, Inc. ("Endologix"), formerly Radiance Medical Systems, Inc. Vascular's products use Doppler technology to aid medical personnel in locating arteries and veins in difficult circumstances. Currently, this product line is concentrated in the cardiac catheterization market. In January 2000, the Company purchased Sonomed, a privately held manufacturer of ophthalmic ultrasound diagnostic equipment. In April 2000, EMI formed a joint venture, Escalon Medical Imaging, LLC with Megavision, Inc. ("Megavision"), a privately held company, to develop and market a camera back for ophthalmic photography. The Company terminated its joint venture with Megavision and commenced operations within its EMI business unit on January 1, 2002.

(2) Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements included the accounts of the Company and its wholly owned subsidiaries, Sonomed, Vascular, Pharmaceutical, EMI and Sonomed EMS. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, line of credit, accounts payable and accrued liabilities approximate their fair value because of their short-term maturity. The carrying amounts of long-term debt approximate fair value since the Company's interest rates approximate current interest rates.

The carrying amount and estimated fair values of the Company's financial instruments at June 30, 2004 and 2003 are as follows:

	June 30, 2004		June 30, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$12,601,971	$12,601,971	$ 298,390	$ 298,390
Accounts receivable	$ 2,492,689	$ 2,492,689	$2,364,370	$2,364,370
Line of credit	$ 250,000	$ 250,000	$ 975,000	$ 975,000
Accounts payable	$ 499,242	$ 499,242	$ 454,711	$ 454,711
Accrued liabilities	$ 1,229,498	$ 1,229,498	$ 930,267	$ 930,267
Long-term debt	$ 4,017,706	$ 4,017,706	$ 590,805	$5,590,805

Revenue Recognition

The Company recognizes revenue from the sale of its products at the time of shipment, when title and risk of loss transfer. The Company provides products to its distributors at agreed wholesale prices and to the balance of its customers at set retail prices. Distributors can receive discounts for accepting high volume shipments. The discounts are reflected immediately in the net invoice price, which is the basis for revenue recognition. No further material discounts or sales incentives are given.

The Company's considerations for recognizing revenue upon shipment of product to a distributor are based on the following:

- Persuasive evidence that an arrangement (purchase order and sales invoice) exists between a willing buyer (distributor) and the Company that outlines the terms of the sale (company information, quantity of goods, purchase price and payment terms). The buyer (distributor) does not have an immediate right of return.
- Shipping terms are ex-factory shipping point. At this point the buyer (distributor) takes title to the goods and is responsible for all risks and rewards of ownership, including insuring the goods as necessary.
- The Company's price to the buyer (distributor) is fixed and determinable as specifically outlined on the sales invoice. The sales arrangement does not have customer cancellation or termination clauses.
- The buyer (distributor) places a purchase order with the Company; the terms of the sale are cash, COD or credit. Customer credit is determined based on the Company's policy and procedures related to the buyer's (distributor's) creditworthiness. Based on this determination, the Company believes that collectibility is reasonably assured.

With respect to additional consideration related to the sale of Silicone Oil by Bausch & Lomb and the licensing of the Company's intellectual laser technology, revenue is recognized upon notification from the other parties of amount earned or upon receipt of royalty payments.

Provision has been made for estimated sales returns based on historical experience.

Shipping and Handling Revenues and Costs

Shipping and handling revenues are included in product revenue and the related costs are included in cost of goods sold.

Inventories

Raw materials/work in process and finished goods are recorded at lower of cost (first-in, first-out) or market. The composition of inventories is as follows:

	June 30,	
	2004	2003
Raw materials/Work in process	$1,419,606	$1,374,184
Finished goods	367,111	475,316
	1,786,717	1,849,500
Valuation allowance	(5,125)	(64,020)
Total inventory	$1,781,592	$1,785,480

Accounts Receivable

Accounts receivable are recorded at net realizable value. The Company performs ongoing credit evaluations of customers' financial condition and does not require collateral for accounts receivable arising in the normal course of business. The Company maintains allowances for potential credit losses based on the Company's historical losses and upon periodic review of individual balances. Accounts are written off when they are determined to be uncollectible based on management's assessment of individual accounts. Credit losses, when realized, have been within the range of management's expectations. Allowance for doubtful accounts was $121,212 and $261,351 at June 30, 2004 and 2003, respectively.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the economic useful life of the related assets, which are estimated to be over three to ten years. Depreciation for the years ended June 30, 2004, 2003 and 2002 was $175,773, $183,804 and $163,807, respectively.

Furniture and equipment consist of the following at:

	June 30,	
	2004	2003
Equipment	$1,169,504	$1,127,444
Furniture and fixtures	62,168	53,934
Leasehold improvements	113,081	95,101
	1,344,753	1,276,479
Less: Accumulated depreciation and amortization	(935,566)	(759,793)
	$ 409,187	$ 516,686

Long-lived Assets

Management assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its future undiscounted cash flows. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds it estimated fair value.

Intangible Assets

The Company follows Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which discontinues the amortization of goodwill and identifiable intangible assets that have indefinite lives. In accordance with SFAS 142, these assets are tested for impairment on an annual basis.

Stock-based Compensation

The Company reports stock-based compensation through the disclosure-only requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," as amended by Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to FASB No. 123." Compensation expense for options is measured using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, because the exercise price of the Company's employee stock options is generally equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

SFAS 123 establishes an alternate method of expense recognition for stock-based compensation awards based on fair values. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123.

	Year Ended June 30,		
	2004	2003	2002
Net Income, as reported	$2,741,730	$1,712,377	$978,857
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(406,357)	(145,110)	(188,883)
Pro forma net income	$2,335,373	$1,567,267	$789,974
Earnings per share:			
Basic — as reported	$ 0.704	$ 0.509	$ 0.293
Basic — pro forma	$ 0.599	$ 0.466	$ 0.236
Diluted — as reported	$ 0.637	$ 0.479	$ 0.291
Diluted — pro forma	$ 0.543	$ 0.439	$ 0.235

The Company has followed the guidelines of SFAS 123 to establish the valuation of its stock options. The fair value of these equity awards was estimated at the date of grant using the Black-Scholes option pricing method. For the purposes of pro forma disclosures, the estimated fair value of the equity awards is amortized to expense over the options' vesting period. For the purposes of applying SFAS No. 123, the estimated per share value of the options granted during the fiscal years ended June 30, 2004, 2003 and 2002 was $6.94, $0.84 and $1.09, respectively. The fair value was estimated using the following assumptions: dividend yield of 0.0%; volatility ranging between 0.60 and 2.51; risk-free interest ranging between 4.00% and 4.25%; and expected lives of 10 years. The volatility assumption is based on the volatility seen in the Company's stock over the last five years. This assumption was made according to the guidance of SFAS 123. There is no reason to believe that future volatility will compare with the historical volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the value of its options.

Research and Development

All research and development costs are charged to operations as incurred.

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising expense for the three years ended June 30, 2004, 2003 and 2002 was $35,439, $25,466 and $37,959, respectively.

Net Income Per Share

The Company follows Financial Accounting Standard Board Statement No. 128, "Earnings Per Share," in presenting basic and diluted earnings per share. The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended June 30,		
	2004	2003	2002
Numerator:			
Numerator for basic and diluted earnings per share:			
Net income	$2,741,730	$1,712,377	$ 978,857
Denominator:			
Denominator for basic earnings per share — weighted average shares	3,896,951	3,365,359	3,345,851
Effect of dilutive securities:			
Stock options and warrants	407,424	207,833	14,641
Denominator for diluted earnings per share — weighted average and assumed conversion	4,304,375	3,573,192	3,360,492
Basic earnings per share	$ 0.704	$ 0.509	$ 0.293
Diluted earnings per share	$ 0.637	$ 0.479	$ 0.291

As of June 30, 2004, 120,000 warrants to purchase shares of Escalon Common Stock were outstanding. These warrants were excluded from the calculation of diluted earnings per share as the exercise price of the warrants exceeded the average share price of the Company's common stock for the year ended June 30, 2004, thus making the warrants antidilutive. See Note 13 for common shares issued to Drew Scientific Group, PLC Shareholders.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates, should a change occur, is recognized in income in the period that include the enactment date.

(3) Intangible Assets

Acquired License and Distribution Rights

In connection with the acquisition of assets of EOI assets (see Company overview in Part I of this Form 10-K), a portion of the purchase price was allocated to certain license and distribution agreements. This cost allocation was based on an evaluation by management, with such costs being amortized over an eight-year period (which terminated in January 2004) using the straight-line method. Additionally, Escalon's decision to abandon Povidone Iodine caused the Company to write-off $195,950 relating to license and distribution rights in March 2003.

Accumulated amortization of license and distribution rights was $180,182 and $167,044 at June 30, 2004 and 2003, respectively. Amortization expense for the years ended June 30, 2004, 2003 and 2002 was $13,138, $37,900 and $40,625, respectively.

Patents

It is the Company's practice to seek patent protection on processes and products in various countries. Patent application costs are capitalized and amortized over their estimated useful lives, not exceeding 17 years, on a straight-line basis from the date the related patents are issued. Costs associated with patents no longer being pursued are expensed. Accumulated patent amortization was $122,139 and $111,406 at June 30, 2004 and 2003, respectively. Amortization expense for the years ended June 30, 2004, 2003 and 2002 was $10,733, $10,733 and $10,733, respectively.

Goodwill, Trademarks and Trade Names

Goodwill, trademarks and trade names represent intangible assets obtained from the EOI, Endologix and Sonomed acquisitions. Goodwill represents the excess of purchase price over the fair market value of net assets acquired.

In accordance with SFAS 142, effective July 1, 2001, Escalon discontinued the amortization of goodwill and identifiable intangible assets that have indefinite lives. Intangible assets that have finite lives will continue to be amortized over their useful lives. Management evaluated the carrying value of goodwill and its identifiable intangible assets that have indefinite lives during each of the fiscal year subsequent to July 1, 2001. Management concluded that the carrying value of goodwill and identifiable intangible assets did not exceed their fair values and therefore were not impaired. Management made this conclusion after evaluating the discounted cash flow of each of its business units. In accordance with SFAS 142, these intangible assets will continue to be assessed on an annual basis.

The following table presents intangible assets by business unit as of June 30, 2004 and 2003:

	Gross Carrying Amount	Impairment	Adjusted Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Goodwill					
Sonomed	$10,547,488	$—	$10,547,488	$(1,021,938)	$ 9,525,550
Vascular	1,149,813	—	1,149,813	(208,595)	941,218
Medical/Trek	272,786	—	272,786	(147,759)	125,027
Sonomed EMS	—	—	—	—	—
Total	$11,970,087	$—	$11,970,087	$(1,378,292)	$10,591,795

	Gross Carrying Amount	Impairment	Adjusted Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Unamortized Intangible Assets					
Sonomed	$665,000	$—	$665,000	$(63,194)	$601,806
Vascular	—	—	—	—	—
Medical/Trek	—	—	—	—	—
Sonomed EMS	15,100	—	15,100	—	15,100
Total	$680,100	$—	$680,100	$(63,194)	$616,906

The following table presents intangible assets by business unit as of June 30, 2004:

	Gross Carrying Amount	Impairment	Adjusted Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortized Intangible Assets					
Patents					
Sonomed	$ —	$—	$ —	$ —	$ —
Vascular (pending issuance)	36,916	—	36,916	—	36,916
Medical/Trek	257,301	—	257,301	(122,139)	135,162
Sonomed EMS	—	—	—	—	—
Total	$294,217	$—	$294,217	$(122,139)	$172,078
License and Distribution Rights					
Sonomed	$ —	$—	$ —	$ —	$ —
Vascular	—	—	—	—	—
Medical/Trek	180,182	—	180,182	(180,182)	—
Sonomed EMS	—	—	—	—	—
Total	$180,182	$—	$180,182	$(180,182)	$ —

The following table presents intangible assets by business unit as of June 30, 2003:

	Gross Carrying Amount	Impairment	Adjusted Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortized Intangible Assets					
Patents					
Sonomed	$ —	$—	$ —	$ —	$ —
Vascular (pending issuance)	36,916	—	36,916	—	36,916
Medical/Trek	257,301	—	257,301	(111,406)	145,895
Sonomed EMS	—	—	—	—	—
Total	$294,217	$—	$294,217	$(111,406)	$182,811
License and Distribution Rights					
Sonomed	$ —	$—	$ —	$ —	$ —
Vascular	—	—	—	—	—
Medical/Trek	180,182	—	180,182	(167,044)	13,138
Sonomed EMS	—	—	—	—	—
Total	$180,182	$—	$180,182	$(167,044)	$ 13,138

Amortization expense, relating entirely to patents, is estimated to be $10,733 per year for each of the next five fiscal years.

(4) Note Receivable

Escalon entered into an agreement with an individual who was involved in the development of the Company's Ocufit SR® drug delivery system. The Company holds a note receivable from the individual in the amount of $150,000 that is due in May 2005.

(5) Line of Credit and Long-Term Debt

On December 23, 2002, a privately held fund (the "lender") acquired the Company's bank debt, which consisted of outstanding term debt of $5,850,000 and $1,475,000 outstanding on a $2,000,000 line of credit. On February 13, 2003, the Company entered into an Amended Loan Agreement with the lender. The primary amendments of the Amended Loan Agreement were to reduce quarterly principal payments, extend the term of the repayments and to alter the covenants of the original loan agreement.

As of June 30, 2004, the amount outstanding under the term loan and line of credit were $3,896,019 and $250,000, respectively. At June 30, 2004, the variable interest rates applicable to the term loan and line of credit were 5.75% and 5.50%, respectively. The lender's prime rate at June 30, 2004 was 4.00%. The $3,896,019 term loan balance includes a $2,396,000 balloon payment that is due on September 1, 2005. The Company paid $100,000 in finance fees on January 14, 2000, when this debt was originally incurred. The finance fees are being amortized over the life of the loans using the effective interest method.

On January 21, 1999, the Company's Vascular subsidiary and Endologix entered into an Assets Sale and Purchase Agreement. Pursuant to this agreement, the Company acquired for cash the assets of Endologix's vascular access business in exchange for cash and also agreed to pay royalties to Endologix based on future sales of the vascular access business for a period of five years following the closing of the sale, with a guaranteed minimum royalty of $300,000 per year. On February 1, 2001, the parties amended the agreement to eliminate any future royalty payments to Endologix. Pursuant to the amendment, the Company paid

$17,558 in cash to Endologix, delivered a short-term note in the amount of $64,884 that was satisfied in January 2002, a note in the amount of $717,558, payable in 11 quarterly installments that commenced on April 15, 2002 and the Company issued 50,000 shares of its Common Stock to Endologix.

As of June 30, 2004, the amount outstanding under the Endologix term loan was $130,461 and the interest rate applicable to the loan was 5.00%.

The following table illustrates future principal amortization through June 2006 under each of the Company's loan agreements as of June 30, 2004:

Year Ending June 30,	Private Group Term Loan	Endologix Term Loan	Deferred Finance Fees	Total
2005	$1,500,000	$130,000	$(9,000)	$1,621,000
2006	2,396,000	—	—	2,396,000
	$3,896,000	$130,000	$(9,000)	$4,017,000

(6) Capital Stock Transactions

Stock Option Plans

As of June 30, 2004, Escalon had in effect seven employee stock option plans which provide for incentive and non-qualified stock options. After accounting for shares issued upon exercise of options, a total of 866,035 shares of the Company's Common Stock remain available for issuance as of June 30, 2004. Under the terms of the plans, options may not be granted for less than the fair market value of the Common Stock at the date of grant. Vesting generally occurs ratably over five years and is exercisable over a period no longer than 10 years after the grant date. As of June 30, 2004, options to purchase 618,706 shares of the Company's Common Stock were outstanding, 419,152 were exercisable and 247,329 were reserved for future grants.

The following is a summary of Escalon's stock option activity and related information for the fiscal years ended June 30, 2004, 2003 and 2002:

	2004		2003		2002	
	Common Stock Options	Weighted Average Exercise Price	Common Stock Options	Weighted Average Price Exercise	Common Stock Options	Weighted Average Price Exercise
Outstanding at beginning of year	1,313,367	$2.301	1,153,458	$2.385	1,090,000	$2.301
Granted	166,200	$6.940	172,750	$1.450	171,750	$2.674
Exercised	(856,412)	$2.361	(9,508)	$1.958	(53,667)	$1.998
Forfeited	(4,449)	$1.684	(3,333)	$1.601	(54,625)	$2.008
Outstanding at end of year	618,706	$3.395	1,313,367	$2.301	1,153,458	$2.385
Exercisable at end of year	419,152		1,125,796		976,765	
Weighted average fair value of options granted during year		$6.940		$0.840		$1.090

The following table summarizes information about stock options outstanding at June 30, 2004:

Range of Exercise Prices	Number Outstanding at June 30, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at June 30, 2004	Weighted Average Exercise Price
1.45 to 2.18	154,731	6.49	$1.80	92,825	$1.97
2.19 to 3.29	297,925	5.92	$2.47	262,119	$2.44
3.30 to 4.95	25,000	5.75	$4.31	21,250	$4.31
4.96 to 6.94	141,050	9.42	$6.94	42,958	$6.94

Sale of Common Stock and Warrants

On March 17, 2004, the Company completed a $10,400,000 private placement of Common Stock and Common Stock purchase warrants to accredited and institutional investors. The Company sold 800,000 shares of its Common Stock at $13.00 per share. The investors also received warrants to purchase an additional 120,000 shares of Common Stock at an exercise price of $15.60 per share. The warrants cannot be exercised for 181 days from the private placement date and expire on September 13, 2009, if not exercised. The securities were sold pursuant to the exemptions from registration of Rule 506 of Regulation D and Section 4(2) under the Securities Act of 1933. The Company has subsequently filed a registration statement with the Securities and Exchange Commission, declared effective on April 20, 2004, to register all of the Common Stock issued in conjunction with this private placement and Common Stock purchasable upon exercise of the warrants.

The net proceeds to the Company from the offering, after costs associated with the offering, of $9,787,908, have been allocated among Common Stock and warrants based on their relative fair values. The Company used the Black-Sholes pricing model to determine the fair value of the warrants to be $1,601,346.

(7) Income Taxes

The provision for income taxes for the years ended June 30, 2004, 2003 and 2002 consist of the following:

	2004	2003	2002
Current income tax provision			
Federal	$ 30,748	$ —	$ —
State	142,552	112,412	—
	173,300	112,412	—
Deferred income tax provision (benefit)			
Federal	342,915	3,070,701	(324,875)
State	(363,580)	722,518	76,441
Change in valuation allowance	20,665	(3,793,219)	248,434
	—	—	—
Income tax expense	$ 173,300	$ 112,412	$ —

Income taxes as a percentage of income for the years ended June 30, 2004, 2003 and 2002 differs from the statutory federal income tax rate due to the following:

	2004	2003	2002
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal income tax impact	4.9%	6.2%	(6.2)%
Change in valuation allowance	(34.0)%	(34.0)%	(27.8)%
Other	1.1%	0.0%	0.0%
Effective income tax rate	6.0%	6.2%	0.0%

As of June 30, 2004, the Company had deferred income tax assets of $13,197,238. The deferred income tax assets have been reduced by a $13,197,238 valuation allowance. The valuation allowance is based on uncertainty with respect to the ultimate realization of net operating loss carryforwards.

The components of the net deferred tax income tax assets and liabilities as of June 30, 2004 and 2003 are as follows:

	2004	2003
Deferred income tax assets:		
Net operating loss carryforward	$ 11,513,579	$ 12,988,019
Stock options	1,999,931	—
General business credit	450,199	562,000
Allowance for doubtful accounts	50,909	109,767
Accrued vacation	78,626	66,482
Inventory reserve	2,153	26,888
Warranty reserve	8,163	14,913
Total deferred income tax assets	14,103,560	13,768,069
Valuation allowance	(13,197,238)	(13,217,903)
	906,322	550,166
Deferred income tax liabilities:		
Accelerated depreciation	(43,538)	(43,596)
Accelerated amortization	(862,784)	(506,570)
Total deferred income tax liabilities	(906,322)	(550,166)
	$ —	$ —

As of June 30, 2004, the Company had a valuation allowance of $13,197,238, which primarily relates to the federal net operating loss carryforwards. The valuation allowance is a result of management evaluating its estimates of the net operating losses available to the Company as they relate to the results of operations of acquired businesses subsequent to their being acquired by Escalon. The Company evaluates a variety of factors in determining the amount of the valuation allowance, including the Company's earnings history, the number of years the Company's operating loss and tax credits can be carried forward, the existence of taxable temporary differences, and near term earnings expectations. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings. Any tax benefits related to stock options that may be recognized in the future through reduction of the associated valuation allowance will be recorded as additional paid-in capital. The Company has available federal and state net operating loss carryforwards of approximately

$33,423,000 and $1,550,000, respectively, of which $22,263,000 and $1,399,000, respectively, will expire over the next five years and $11,160,000 and $151,000 respectively, will expire in years six through 20.

The Company continues to monitor the realization of its deferred tax assets based on changes in circumstances, for example, recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. Escalon's income tax provision and management's assessment of the realizability of the Company's deferred tax assets involve significant judgments and estimates. If taxable income expectations change, in the near term the Company may be required to reduce the valuation allowance which would result in a material benefit to the Company results of operations in the period in which the benefit is determined by the Company.

(8) Commitments and Contingencies

Commitments

Escalon leases its manufacturing, research and corporate office facilities and certain equipment under non-cancelable operating lease arrangements. The Company has also entered into an agreement whereby the Company is obligated to purchase a contracted minimum amount of product from the other party to the agreement. The future minimum payments to be paid under these arrangements as of June 30, 2004 are as follows:

Year Ending June 30,	Lease Obligations	Purchase Commitment	Total
2005	$ 440,779	$1,050,000	$1,490,779
2006	418,217	—	418,217
2007	432,246	—	432,246
2008	302,571	—	302,571
2009	263,941	—	263,941
Thereafter	650,475	—	650,475
Total	$2,508,229	$1,050,000	$3,558,229

Rent expense charged to operations during the years ended June 30, 2004, 2003 and 2002 was $386,276, $360,484 and $338,540, respectively.

Contingencies

On June 10, 2004, Escalon provided notice to Intralase of the Company's intention to terminate the license agreement with Intralase due to deficiencies in the payment of certain royalties that the Company believes are due under the license agreement. On June 21, 2004, Intralase sought a preliminary injunction and a temporary restraining order with the United States District Court for the Central District of California, Southern District against Escalon to prevent the termination of the license agreement with Intralase. The parties subsequently agreed to stipulate to the temporary restraining order to prevent a termination of the license agreement and, on July 6, 2004, as mutually agreed by Intralase and Escalon, the same district court entered a stipulation and order to delay the requested hearing on the preliminary injunction until November 1, 2004. The Company does not believe that the resolution of these matters has had or is likely to have a material adverse effect on the Company's business, financial condition or future results of operations.

Furthermore, Escalon, from time to time is involved in various legal proceedings and disputes that arise in the normal course of business. These matters have included intellectual property disputes, contract disputes, employment disputes and other matters. The Company does not believe that the resolution of any of these matters has had or is likely to have a material adverse effect on the Company's business, financial condition or results of operations.

(9) Retirement Plans

Escalon adopted a 401(k) retirement plan effective January 1, 1994. Escalon employees become eligible for the plan commencing on the date of employment. Company contributions are discretionary and no contributions have been made since the plan's inception.

On January 14, 2000, Escalon acquired Sonomed. Sonomed adopted a 401(k) retirement plan effective on January 1, 1993. This plan has continued subsequent to the acquisition and is available only to Sonomed employees. Escalon's contribution for the fiscal years ended June 30, 2004, 2003 and 2002 was $27,703, $37,287 and $40,906, respectively.

(10) Sale of Silicone Oil Product Line, Licensing of Laser Technology and Other Revenue

Sale of Silicone Oil

In the first quarter of fiscal 2000, Escalon received $2,117,000 from the sale to Bausch & Lomb of its license and distribution rights for the Silicone Oil product line. This sale resulted in a $1,864,000 gain after writing off the remaining net book value of license and distribution rights associated with that product line. The Company will continue to receive additional consideration based on future sales of Silicone Oil through August 2005.

The agreement with Bausch & Lomb, which commenced on August 13, 2000, is structured so that the Company receives consideration from Bausch & Lomb based on its adjusted gross profit from its sales of Silicone Oil on a quarterly basis. The consideration is subject to a factor, which steps down according to the following schedule:

Period	Factor
From 8/13/00 to 8/12/01	100%
From 8/13/01 to 8/12/02	82%
From 8/13/02 to 8/12/03	72%
From 8/13/03 to 8/12/04	64%
From 8/13/04 to 8/12/05	45%

Licensing of Laser Technology

In October 1997, Escalon licensed its intellectual laser properties to Intralase in exchange for an equity interest in Intralase. The material terms of the license are that in exchange for licensing the Company's laser patents, which expire in 2014, the Company will receive a 2.5% royalty on product sales that are based on the licensed laser patents, subject to deductions for royalties payable to third parties up to a maximum of 50% of royalties otherwise due and payable to the Company, and a 1.5% royalty on product sales that are not based on the licensed laser patents. The Company receives a minimum annual license fee of $15,000 per year during the remaining term of the license. The minimum annual license fee is offset against the royalty payments.

The license was dated October 23, 1997, was amended and restated in October 2000 and expires on the latest of the following events:

- The last to expire of the laser patents;
- ten years from the effective date of the amended and restated agreement; or
- the fifth anniversary date of the first commercial sale.

The material termination provisions of the license are as follows:

- The Company has the right to terminate if the licensee defaults in the payment of any royalty;
- The Company has the right to terminate if the licensee defaults in the making of any required report;
- The Company has the right to terminate if the licensee makes any false report;
- The Company has the right to terminate if the licensee commits any material breach of any covenant or promise under the license agreement; or
- The licensee has the right to terminate after 90 days notice (if the licensee were to terminate, the licensee would not be permitted to utilize the licensed technology necessary to manufacture its core products).

Also contributed to the venture were the Company's laser inventory, equipment and related furniture having a net book value of $-0-. In December 1999, Intralase received its first 510(k) approval from the FDA. Intralase began selling its products in calendar 2002.

Other Revenue

Other revenue includes quarterly payments from Bausch & Lomb in connection with the sale of the Silicone Oil product line as well as royalty payments received from Intralase related to the licensing of the Company's intellectual laser technology. For the fiscal years ended June 30, 2004, 2003 and 2002, Silicone Oil revenue totaled $1,941,000, $1,858,000 and $1,754,000, respectively, and laser technology revenues totaled $432,000, $316,000 and $27,000, respectively. At June 30, 2004 and 2003, accounts receivable related to other revenue was $459,000 and $511,000, respectively.

(11) Segmental Reporting

During the fiscal years ended June 30, 2004 and 2003, Escalon's operations were classified into four principal reportable segments that provide different products or services. Separate management of each segment is required because each business unit is subject to different marketing, production and technology strategies.

Segmental Statements of Operations (In thousands) — Years Ended June 30,

	Sonomed			Vascular			Medical/Trek			EMI			Total		
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Product revenue	$ 7,597	$ 6,495	$ 6,071	$3,055	$2,761	$2,634	$ 1,447	$1,502	$1,321	$249	$433	$267	$12,348	$11,191	$10,293
Other revenue	—	—	—	—	—	—	2,373	2,175	1,781	—	—	—	2,373	2,175	1,781
Total revenue	7,597	6,495	6,071	3,055	2,761	2,634	3,820	3,677	3,102	249	433	267	14,721	13,366	12,074
Costs and expenses:															
Cost of goods sold	3,076	2,524	2,704	1,381	1,195	988	911	961	838	108	216	110	5,476	4,896	4,640
Operating expenses	3,255	3,004	2,624	1,662	1,539	1,589	835	1,018	1,269	230	254	170	5,982	5,814	5,652
Write-down of license and distribution rights	—	—	—	—	—	—	—	196	—	—	—	—	—	196	—
Total costs and expenses	6,331	5,528	5,328	3,043	2,734	2,577	1,746	2,175	2,107	338	470	280	11,458	10,906	10,292
Income from operations	1,266	967	743	12	27	57	2,074	1,502	995	(89)	(37)	(13)	3,263	2,460	1,782
Other income/expenses:															
Equity in JV gain	—	—	—	—	—	—	—	—	—	—	—	8	—	—	8
Termination of JV	—	—	—	—	—	—	—	—	—	—	—	(23)	—	—	(23)
Interest income	—	—	—	—	—	—	59	3	2	—	—	—	59	3	2
Interest expense	(395)	(611)	(743)	(12)	(27)	(48)	—	—	—	—	—	—	(407)	(638)	(791)
Total other income and expenses	(395)	(611)	(743)	(12)	(27)	(48)	59	3	2	—	—	(15)	(348)	(635)	(804)
Income before taxes	871	356	—	—	—	9	2,133	1,505	997	(89)	(37)	(28)	2,915	1,825	978
Income taxes	—	—	—	—	—	—	173	112	—	—	—	—	173	112	—
Net income (loss)	$ 871	$ 356	$ —	$ —	$ —	$ 9	$ 1,960	$1,393	$ 997	$(89)	$(37)	$(28)	$ 2,742	$ 1,713	$ 978
Depreciation/Amortization	$ 24	$ 19	$ 16	$ 44	$ 41	$ 45	$ 157	$ 226	$ 154	$ 16	$ 24	$ —	$ 241	$ 310	$ 215
Assets	$12,562	$12,198	$11,988	$2,142	$2,256	$2,465	$14,537	$2,071	$2,163	$216	$365	$296	$29,457	$16,890	$16,912
Expenditures for long-lived assets	$ 5	$ 34	$ 22	$ 14	$ 16	$ —	$ 50	$ 26	$ 74	$ —	$ —	$ —	$ 68	$ 76	$ 96

The Company operates in the healthcare market, specializing in the development, manufacture, marketing and distribution of ophthalmic medical devices, pharmaceuticals and vascular access devices. The business segments reported above are the segments for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and assessing performance. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. For the purpose of this illustration, corporate expenses, which principally consist of executive management and administrative support functions, are allocated across the business segments primarily based on each segment's product revenue. These expenses are otherwise included in the Medical/Trek business unit.

During the fiscal year ended June 30, 2004, Sonomed derived its revenue from the sale of A-Scans, B-Scans and pachymeters. These products are used for diagnostic or biometric applications in ophthalmology. Vascular derived its revenue from the sale of PD Access™ and SmartNeedle™ monitors, needles and catheter products. These products are used by medical personnel to assist in gaining access to arteries and veins in difficult cases. Medical/Trek derived its revenue from the sale of ISPAN™ gas products, various disposable ophthalmic surgical products, revenue derived from Bausch & Lomb's sale of Silicone Oil and from royalty revenue related to Intralase's licensing of the Company's intellectual laser technology. EMI derived its revenue from the sale of the CFA digital imaging system and related products.

During the fiscal years ended June 30, 2004 and 2003, there was one entity, Bausch & Lomb, from whom Escalon derived greater than 10 percent of consolidated net revenue. Revenue from Bausch & Lomb was $2,622,000, or 17.81% of consolidated net revenue during the year ended June 30, 2004, and was $2,525,000, or 18.89% of consolidated net revenue during the year ended June 30, 2003. This revenue is recorded in the Medical/Trek business unit. Of the external revenue reported above, $2,941,000, $194,000, $42,000 and $-0- were derived internationally in Sonomed, Vascular, Medical/Trek and EMI, respectively during the fiscal year ended June 30, 2004; and $2,175,000, $170,000, $45,000 and $32,000 were derived internationally in Sonomed, Vascular, Medical/Trek and EMI, respectively during the fiscal year ended June 30, 2003.

(12) Quarterly Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
			(Unaudited)		
Year Ended June 30, 2004					
Total revenue	$3,412	$3,757	$3,613	$3,939	$14,721
Gross profit	2,199	2,507	2,248	2,291	9,245
Net income	623	821	739	559	2,742
Basic net income per share(a)	$0.185	$0.243	$0.192	$0.111	$ 0.704
Diluted net income per share(a)	$0.154	$0.196	$0.172	$0.103	$ 0.637
2003					
Total revenue	$3,008	$3,268	$3,386	$3,704	$13,366
Gross profit	1,929	1,989	2,208	2,344	8,470
Net income	258	348	455	651	1,712
Basic net income per share(a)	$0.077	$0.103	$0.136	$0.194	$ 0.509
Diluted net income per share(a)	$0.076	$0.103	$0.133	$0.182	$ 0.479

(a) Each quarterly amount is based on separate calculations of weighted average shares outstanding.

(13) Subsequent Event — Acquisition of the Majority of Shares of Drew Scientific Group PLC

As of July 23, 2004, Escalon acquired 67.03% of the outstanding ordinary shares of Drew Scientific Group PLC ("Drew"), a United Kingdom company with manufacturing operations in Connecticut and Texas, pursuant to the Company's exchange offer for all of the outstanding ordinary shares of Drew; and through September 22, 2004, has acquired approximately 94% of the Drew shares. Escalon expects to acquire the remaining outstanding Drew shares pursuant to procedures under United Kingdom laws and regulations. The Company offered 900,000 shares of Escalon Common Stock in exchange for all of the ordinary shares of Drew; as of September 22, 2004, the Company had issued 897,886 common shares to Drew Shareholders. The Company will determine its purchase price upon acquisition of all of the outstanding shares of Drew; the per share price will be based on an average market price for the period two days before and after July 23, 2004. Due to the fact that the Company has not yet acquired all of the outstanding shares of Drew, the purchase price allocation has not been finalized. The results of operations of Drew will be included in the consolidated results of the combined Company from July 24, 2004 forward. Escalon, in March 2004, had raised approximately $9,788,000 in a private placement offering (Note 6), thereby providing the Company with flexibility to invest in a broader range of expansion opportunities; Escalon management view the Drew acquisition a such an opportunity, since approximately 70% of Drew's sales are derived in the United States.

Drew is a diagnostics company specializing in the design, manufacture and distribution of analytical systems for laboratory testing worldwide. Drew is focused on providing instrumentation and consumables for the diagnosis and monitoring of medical disorders in the areas of diabetes, cardiovascular diseases and hematology. In addition, Drew supplies other diagnostic systems, which perform other blood component tests. Escalon expects to operate and report Drew as a separate business segment.

Escalon is aware of two lawsuits involving Drew. The first lawsuit involves the principal shareholders of an entity previously acquired by Drew for the collection of unpaid expenses. A counterclaim was filed for breach of intellectual property rights and for breach of the principal shareholders' covenants not to compete. This action was filed in the state courts of Connecticut. The second lawsuit was filed in the state court of Minnesota, but transferred to the Federal District Court of Minnesota. This action was brought by a distributor against an entity previously acquired by Drew claiming a breach of a marketing and distribution agreement. The district court granted in part and denied in part both defendants' Motion for Summary Judgment and Motion to Dismiss. Both parties have appealed the decision. The Company does not believe that the resolution of these matters has had or is likely to have a material adverse effect on the Company's business, financial condition or future results of operations.

INVESTOR INFORMATION

CORPORATE OFFICE

Headquarters
Escalon Medical Corp.
575 East Swedesford Road
Suite 100
Wayne, Pennsylvania 19087
(610) 688-6830

Manufacturing Operations
Escalon Medical Corp.
2440 South 179th Street
New Berlin, WI 53146
(262) 821-9182

Sonomed, Inc.
1979 Marcus Avenue
Suite C105
Lake Success, NY 11042
(516) 354-0900

Drew Scientific Group PLC
Sowerby Woods Industrial Estate
Park Road
Barrow in Furness
Cumbria LA14 4QR
United Kingdom
1229 432089

4230 Shilling Way
Dallas, TX 75237
(214) 210-4900

353 Christian Street
Oxford, CT 06478
(203) 267-7022

STOCK LISTING

Nasdaq Small Cap Market System
Trading Symbol: ESMC

INDEPENDENT AUDITORS

Parente Randolph, LLC
Philadelphia, Pennsylvania

GENERAL COUNSEL

Duane Morris LLP
Philadelphia, Pennsylvania

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
Brooklyn, New York
(800) 937-5449

ANNUAL MEETING

December 1, 2004, 9:00 am
Duane Morris LLP
42nd Floor
One Liberty Place
Philadelphia, Pennsylvania

FORM 10-K

The Form 10-K, contained herein, for the Company's fiscal year ended June 30, 2004, is not accompanied by the exhibits, which were filed with the Securities and Exchange Commission. The Company will furnish any exhibits to those shareholders who request the same upon payment to the Company of its reasonable expenses in furnishing such exhibits. Requests for any such exhibits should be made in writing to the Company's Secretary at its corporate office.

DIRECTORS AND OFFICERS

DIRECTORS

Richard J. DePiano
Chairman and
Chief Executive Officer
Escalon Medical Corp.

Jay L. Federman, M.D.
Ophthalmics Subspecialty Consultants
Narberth, Pennsylvania

Jeffrey F. O'Donnell
PhotoMedex
Montgomeryville, Pennsylvania

William L. G. Kwan
Fort Worth, Texas

Anthony J. Coppola
Town of Historic Smithville, LLC
Smithville, New Jersey

Lisa A. Napolitano
Global Tax Management
Newtown Square, Pennsylvania

CORPORATE OFFICERS

Richard J. DePiano
Chairman and
Chief Executive Officer

Harry M. Rimmer
Secretary and
Senior Vice President
Finance

The Company has adopted a code of ethics which can be viewed at www.escalonmed.com

SAFE HARBOR STATEMENT

This report includes forward-looking statements about the Company's future growth, product development, regulatory filings, potential joint venture arrangements, potential markets and competitive position. Any such statements are subject to risks and uncertainties that could cause the actual results to vary materially. Such risks are discussed in the Company's report on Form 10-K for its 2004 fiscal year.

SONOMED INC.

ESCALON VASCULAR ACCESS


ESCALON®


emi
escalon medical imaging


medical products
trek


DREW

Escalon Medical Corp.
575 East Swedesford Road Suite 100
Wayne, PA 19087
Voice: 610.688.6830
Fax: 610.688.3641
www.escalonmed.com